H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commiss[redacted]
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

05008188

SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH. D.C. 203 SECTION

Date 11 May 2005

Our ref TZOL

Your ref

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 150-157, released from 21 March – 10 May in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

B

dlw 5/23

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 150

21 March 2005

Notice of the Annual General Meeting

The Annual General Meeting of shareholders of H. Lundbeck A/S is hereby called for Thursday 14 April 2005 at 4 p.m.

The general meeting will be held at Radisson SAS, Falconer Center, 9 Falkoner Allé, 2000 Frederiksberg

The Company invites the shareholders to attend a presentation of the activities of the Company prior to the general meeting. The presentation will start at 3 p.m. and all shareholders with an admission card are welcome.

According to article 9 of the Articles of Association the agenda of the meeting includes the following:

1. Report from the Supervisory Board on the activities of the company during the previous year;

2. Presentation of the annual report for approval and discharging the Supervisory Board and the Board of Management from liability;

3. Resolution on distribution of profits or covering of loss as proposed by the Supervisory Board;

4. Election of members of the Supervisory Board;

5. Election of one or two state authorised public accountants;

6. Proposals, if any, from the shareholders and from the Supervisory Board;

7. Any other business.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Re item 4 of the agenda:

The Supervisory Board recommends Mr Flemming Lindeløv, Mr Thorleif Krarup, Mr Lars Bruhn, Mr Peter Kürstein, Mr Mats Pettersson and Mr Jes Østergaard be re-elected to the Supervisory Board.

Flemming Lindeløv, MSc Engineering and PhD, was elected to the Supervisory Board of H. Lundbeck A/S in 1998 and in 2003 elected chairman of the Board. He is a manager of Royal Scandinavia A/S and was managing director of Carlsberg A/S 1997-2001. Before that, Flemming Lindeløv was group managing director of FDB 1984-1989 and thereafter managing director of Tulip International 1989-1997. Flemming Lindeløv is a member of the board of directors of Royal Copenhagen A/S, chairman of the boards of directors of Royal Scandinavia Retail A/S, Orrefors Kosta Boda AB and vice-chairman of Royal Copenhagen Japan Ltd. Furthermore, Flemming Lindeløv is on the Executive Committee of Dansk Industri (The Confederation of Danish Industries) and chairman of HUR's Erhvervsforum (The Trade and Industry Forum of The Greater Copenhagen Authority). Flemming Lindeløv was born on 20 August 1948.

Thorleif Krarup, BSc (Econ) and BCom, was elected to the Supervisory Board of H. Lundbeck A/S in 2004 and was also elected vice-chairman of the Board. He is vice-chairman of the boards of directors of LFI A/S and of Chr. Hansen Holding A/S. Thorleif Krarup is chairman of the board of directors of TDC and a member of the boards of directors of Group 4 Securicor Plc., Bang & Olufsen A/S as well as Scion-DTU a/s. He is the former group manager of Nordea, formerly Unibank, 1997 -2002 and was group manager of Nykredit/TrygNykredit Holding 1987-1997. Thorleif Krarup was born on 28 August 1952.

Lars Bruhn, MSc Engineering and BCom, was elected to the Supervisory Board of H. Lundbeck A/S in 1995 and was vice-chairman 1998-2001. Lars Bruhn is chairman of the boards of directors of IVS A/S, DIEU A/S, BRUHN NewTech A/S and a member of the boards of directors of EDB Gruppen A/S and Ascio Technologies Inc. He is the former group manager of the BRUHN Group 1981-1998 and 1975-1981 he was employed with Lundbeck in charge of licenses and acquisitions in Europe. Lars Bruhn was born on 17 November 1949.

Peter Kürstein, MBA, was elected to the Supervisory Board of H. Lundbeck A/S in 2001 and is managing director of Radiometer A/S. Peter Kürstein is a member of the boards of directors of Foss A/S and Radiometer Medical. He is vice-chairman of Danish American Business Forum. He has an MBA from Harvard Business School and worked 1981-1985 for Pfizer Inc. in USA, including three years for the subsidiary Shiley, Inc. in California. Peter Kürstein was born on 28 January 1956.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Mats Pettersson, BSc, was elected to the Supervisory Board of H. Lundbeck A/S in 2003 and is managing director of Biovitrum AB. Mats Pettersson is a member of the board of directors of Biocore International AB and is former senior vice president and member of the Management Committee in Pharmacia Corporation. Mats Pettersson was born on 7 November 1945.

Jens Østergaard, MSc Engineering, was elected to the Supervisory Board of H. Lundbeck A/S in 2003 and is managing director of DakoCytomation A/S. He is the former managing director of Medicon Valley Academy, worked as corporate vice president of Novo Nordisk A/S and is today on the board of directors of the Lundbeck Foundation and LFI A/S. Jes Østergaard was born on 5 March 1948.

Re item 6 of the agenda:

The Supervisory Board has submitted the following proposals:

6.1 Reduction of the share capital of the Company by shares from the Company's holding of own shares. The holding of own shares has been acquired by the Company as part of the execution of the share buy-back program. Until the general meeting the Company may acquire further holdings of own shares; accordingly, the reduction amount is not known at present. As a consequence of the reduction of the share capital, article 3.1 of the Articles of Association shall be amended. The reduction amount will appear from the complete proposals available for inspection by the shareholders at the registered office of the Company not later than 8 days before the general meeting.

6.2 The Supervisory Board recommends amendment of the Articles of Association of the Company. The main contents of the proposals made by the Supervisory Board concerning amendment of the Articles of Association are:

(a) Article 3.2:

The first sentence of the provision concerning the share capital being fully paid up is superfluous and can accordingly be deleted.

(b) Article 3.3:

The first sentence of the provision stating that no shareholder shall be under an obligation to have his shares redeemed is superfluous and can accordingly be deleted.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

(c) Article 5:

The provision concerning cancellation of lost share certificates is superfluous as the shares of the Company are registered with the VP Securities Services. Accordingly, the provision can be deleted.

(d) Article 8.2

The notice for submission of proposals shall be changed in accordance with the wording of section 71 of the Danish Companies Act.

(e) Article 9.1, c:

The provision regarding distribution of profits or covering of loss shall be changed in accordance with the wording of section 69(2) No. 2 of the Danish Companies Act.

(f) Article 11.1:

It is proposed that the provision regarding requisition of admission cards to the general meetings of the Company be supplemented with a request for a declaration stating that the shares have not or will not be transferred before the general meeting.

(g) Article 11.4:

The provision concerning voting rights at the general meetings of the Company shall be amended in accordance with section 67(2) of the Danish Companies Act.

6.3 Authorisation to the Supervisory Board until 14 April 2010, without
preemptive subscription rights for the existing shareholders, in one or more issues, to issue warrants granting a right to subscribe for up to nominally DKK 25,000,000 shares in the Company in connection with issue of new shares in favour of the management, executives and other employees of the Company and/or its subsidiaries as set out in more detail by the Supervisory Board. The warrants shall give a right to subscribe for shares in the Company at a price to be fixed by the Supervisory Board; such price may be lower than the market price. Furthermore, the Supervisory Board shall fix the terms of the warrants issued in accordance of the authorisation.

The authorisation to the Supervisory Board to issue warrants shall be included as a new article 4.3 of the Articles of Association. Consequently, the first sentence of article 4.3 shall be amended and articles 4.3 - 4.5 shall be changed to 4.4 - 4.6.

6.4 The Supervisory Board is authorised for the period until the next ordinary general meeting to arrange for an acquisition by the Company of own shares representing a nominal value up to 10% of the share capital. The purchase price for the shares in question may not deviate more than 10% from the price quoted on the Copenhagen Stock Exchange A/S at the time of acquisition. By the price quoted on the Copenhagen Stock Exchange A/S at the time of acquisition is understood the final quotation - all trade at 5 p.m.

6.5 The chairman of the general meeting is authorised to make such changes in and supplements to the matters adopted at the general meeting and the notification to the Danish Commerce and Companies Agency as may be requested by the Commerce and Companies Agency in connection with its registration of the amendments made.

The adoption of items 6.1 - 6.3 of the agenda must be approved by at least 2/3 of the votes cast as well as by 2/3 of the voting share capital represented at the general meeting, cf. article 10 of the Articles of Association.

Also this year, H. Lundbeck A/S offers simultaneous interpretation from Danish to English. Shareholders who wish to make use of this service are kindly requested to reserve a seat on +45 3643 3229 not later than Friday 8 April 2005.

The agenda of the general meeting and the complete proposals as well as audited annual report, including consolidated accounts for 2004, will be made available for inspection by the shareholders at the Company's registered office, 9 Ottiliavej, 2500 Valby, not later than 8 days before the general meeting. This material will also be sent to all and any shareholder registered in the register of shareholders who have so requisitioned.

Lundbeck welcomes all shareholders - possibly with an adviser - to attend the general meeting if they have obtained an admission card for himself and a possible accompanying adviser. Voting papers will be distributed together with the admission card. It should be noted that a shareholder

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

may only attend the general meeting if he has ordered an admission card prior to the general meeting.

Admission cards are distributed to shareholders registered in the register of shareholders of the Company or against presentation of a statement of holding from VP Securities Services or the account controller issued not more than 8 days before as documentation for the shareholding.

The 5-day deadline in the Articles of Association (article 11.1) regarding the collection of admission cards does not apply due to the weekend 9 - 10 April 2005. Accordingly, admission cards can be obtained till 11 April 2005 inclusive.

Admission cards and voting papers for the general meeting can be obtained by contacting the Company's office, 9 Ottiliavej, 2500 Valby or via the homepage of the Company www.lundbeck.com. Admission cards and voting papers may also be ordered by returning the enclosed order form to Aktiebog Danmark A/S in the enclosed envelope.

Due to the difficult parking situation near Radisson SAS, Falconer Center we recommend our shareholders to reserve time to find parking or make use of public means of transport.

Copenhagen-Valby, 21 March 2005

The Supervisory Board

Investor and Media contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 150

21. marts 2005

Indkaldelse til ordinær generalforsamling

Der indkaldes herved til ordinær generalforsamling i H. Lundbeck A/S torsdag den 14. april 2005 kl. 16.00.

Generalforsamlingen afholdes på Radisson SAS, Falconer Center, Falkoner Allé 9, 2000 Frederiksberg.

Før generalforsamlingen indbyder selskabet aktionærerne til en præsentation af selskabets aktiviteter. Præsentationen vil begynde kl. 15.00, og alle aktionærer med adgangskort er velkomne.

I overensstemmelse med vedtægternes punkt 9 er dagsordenen følgende:

1. Bestyrelsens beretning om selskabets virksomhed i det forløbne år.
2. Fremlæggelse af årsrapport til godkendelse og meddelelse af decharge for bestyrelse og direktion.
3. Vedtagelse af fordeling af overskud eller underskud efter forslag fra bestyrelsen.
4. Valg af bestyrelse.
5. Valg af en eller to statsautoriserede revisorer.
6. Eventuelle forslag fra aktionærer og bestyrelse.
7. Eventuelt.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Ad dagsordenens punkt 4:

Bestyrelsen foreslår genvalg af Flemming Lindeløv, Thorleif Krarup, Lars Bruhn, Peter Kürstein, Mats Pettersson og Jes Østergaard:

Flemming Lindeløv, civilingeniør og ph.d., blev indvalgt i bestyrelsen for H. Lundbeck A/S i 1998 og i 2003 valgt til formand for selskabet. Han er direktør i Royal Scandinavia A/S og var i perioden 1997-2001 administrerende direktør for Carlsberg A/S. Før dette var Flemming Lindeløv i perioden 1984-1989 koncerndirektør i FDB, hvorefter han i perioden 1989-1997 var administrerende direktør i Tulip International. Flemming Lindeløv er i bestyrelsen for Royal Copenhagen A/S, formand for bestyrelsen i Royal Scandinavia Retail A/S, Orrefors Kosta Boda AB og næstformand i Royal Copenhagen Japan Ltd. Flemming Lindeløv er ligeledes medlem af hovedbestyrelsen i Dansk Industri samt formand for HUR's Erhvervsforum. Flemming Lindeløv er født den 20. august 1948.

Thorleif Krarup, HA og HD, blev indvalgt i bestyrelsen for H. Lundbeck A/S i 2004, *hvor han tillige blev valgt til næstformand for selskabet.* Han er næstformand i LFI A/S samt i Chr. Hansen Holding A/S. Thorleif Krarup er bestyrelsesformand i TDC samt medlem af bestyrelserne for Group 4 Securicor Plc., Bang & Olufsen A/S samt Scion-DTU a/s. Han har tidligere været koncernchef for Nordea, tidligere Unibank, 1997-2002 og var i perioden 1987-1997 koncernchef for Nykredit/TrygNykredit Holding. Thorleif Krarup er født den 28. august 1952.

Lars Bruhn, civilingeniør og HD, blev indvalgt i bestyrelsen for H. Lundbeck A/S i 1995 og var i perioden 1998-2001 næstformand i bestyrelsen. Lars Bruhn er formand for bestyrelsen i IVS A/S, DIEU A/S, BRUHN NewTech A/S samt medlem af bestyrelserne i EDB Gruppen A/S og Ascio Technologies Inc.
Han er tidligere koncernchef i BRUHN koncernen fra 1981-1998 og var fra 1975-1981 ansat i H. Lundbeck A/S med ansvar for licens og akkvisition i Europa. Lars Bruhn er født den 17. november 1949.

Peter Kürstein, MBA, blev indvalgt i bestyrelsen for H. Lundbeck A/S i 2001 og er administrerende direktør for Radiometer A/S. Peter Kürstein er medlem af bestyrelserne for Foss A/S og Radiometer Medical. Han er næstformand i Danish American Business Forum. Han har en MBA fra Harvard Business School og arbejdede fra 1981-1985 for Pfizer Inc. i USA, herunder tre år for datterselskabet Shiley, Inc. i Californien. Peter Kurstein er født den 28. januar 1956.

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Mats Pettersson, B. Sc., blev indvalgt i bestyrelsen for H. Lundbeck A/S i 2003 og er administrerende direktør for Biovitrum AB. Mats Pettersson er medlem af bestyrelsen for Biocore International AB og er tidligere senior vice president og medlem af Management Committee i Pharmacia Corporation. Mats Pettersson er født den 7. november 1945.

Jes Østergaard, civilingeniør, blev indvalgt i bestyrelsen for H. Lundbeck A/S i 2003 og er administrerende direktør i DakoCytomation A/S. Han er tidligere administrerende direktør for Medicon Valley Academy, har arbejdet som Corporate Vice President i Novo Nordisk A/S og sidder i dag i bestyrelsen for Lundbeckfonden og LFI A/S. Jes Østergaard er født den 5. marts 1948.

Ad dagsordenens punkt 6:

Bestyrelsen har fremsat følgende forslag:

6.1. Nedsættelse af selskabets aktiekapital med aktier fra selskabets beholdning af egne aktier. Beholdningen af egne aktier er erhvervet af selskabet som led i gennemførelsen af aktietilbagekøbsprogrammer. I tiden indtil generalforsamlingen kan selskabet erhverve yderligere egne aktier, hvorfor nedsættelsesbeløbet ikke kendes på nuværende tidspunkt. Som led i nedsættelsen skal vedtægternes punkt 3.1 ajourføres. Nedsættelsesbeløbet vil fremgå af de fuldstændige forslag, som senest 8 dage før generalforsamlingen vil være fremlagt på selskabets kontor.

6.2. Bestyrelsen foreslår en ajourføring af selskabets vedtægter. Det væsentligste indhold af bestyrelsens forslag til vedtægtsændringer er:

a) Vedtægternes punkt 3.2:

Bestemmelsens 1. punktum, om at aktiekapitalen er fuldt indbetalt, er overflødig og kan derfor udgå.

b) Vedtægternes punkt 3.3:

Bestemmelsens 1. punktum, om at ingen aktionær er forpligtet til at lade sine aktier indløse, er overflødig og kan derfor udgå.

c) Vedtægternes punkt 5:

Bestemmelsen om mortifikation af bortkomne aktiebreve er overflødig, idet selskabets aktier er registreret i Værdipapircentralen. Bestemmelsen kan derfor udgå.

d) Vedtægternes punkt 8.2:

Fristen for fremsættelse af forslag ændres i overensstemmelse med ordlyden i aktieselskabslovens § 71.

e) Vedtægternes punkt 9.1, c:

Bestemmelsen om fordeling af overskud eller underskud ændres i overensstemmelse med ordlyden i aktieselskabslovens § 69, stk. 2, nr. 2.

f) Vedtægternes punkt 11.1:

Bestemmelsen om rekvisition af adgangskort til selskabets generalforsamlinger foreslås suppleret med et krav om, at der skal afgives erklæring om, at aktierne ikke er overdraget eller vil blive overdraget før generalforsamlingen.

g) Vedtægternes punkt 11.4:

Bestemmelsen om stemmeret på selskabets generalforsamlinger ændres i overensstemmelse med ordlyden i aktieselskabslovens § 67, stk. 2.

6.3. Bemyndigelse til bestyrelsen til indtil den 14. april 2010, uden fortegningsret for hidtidige aktionærer, ad én eller flere gange, at udstede tegningsoptioner, der giver ret til at tegne for indtil nominelt kr. 25.000.000 aktier i selskabet i forbindelse med udstedelse af nye aktier til fordel for direktion, ledende medarbejdere og øvrige medarbejdere i selskabet og/eller dets datterselskaber efter bestyrelsens nærmere beslutning. Tegningsoptionerne skal give ret til at tegne aktier i selskabet til en tegningskurs, der fastsættes af bestyrelsen, og som kan være lavere end markedskursen. I øvrigt fastsætter bestyrelsen de nærmere vilkår for tegningsoptioner, der udstedes i henhold til bemyndigelsen.

Bemyndigelsen til bestyrelsen til udstedelse af tegningsoptioner indsættes som et nyt punkt 4.3 i vedtægterne. Som konsekvens skal vedtægternes punkt 4.3, 1. punktum, ajourføres, ligesom vedtægternes punkt 4.3 - 4.5 bliver til punkt 4.4 - 4.6.

6.4. Bestyrelsen bemyndiges til indtil næste ordinære generalforsamling at lade selskabet erhverve egne aktier med en pålydende værdi af indtil 10% af aktiekapitalen. Købskursen for de pågældende aktier må ikke afvige mere end 10% fra den ved erhvervelsen noterede kurs på Københavns Fondsbørs A/S. Ved den ved erhvervelsen noterede kurs på Københavns Fondsbørs A/S forstås slutkurs - alle handler kl. 17.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

6.5. Generalforsamlingens dirigent bemyndiges til at foretage sådanne ændringer i og tilføjelser til det på generalforsamlingen vedtagne og anmeldelsen til Erhvervs- og Selskabsstyrelsen, som måtte blive krævet af Erhvervs- og Selskabsstyrelsen i forbindelse med registrering af de vedtagne ændringer.

Vedtagelse af dagsordenens punkt 6.1 - 6.3 kræver, at forslagene tiltrædes af mindst 2/3 af såvel de afgivne stemmer som af den på generalforsamlingen repræsenterede, stemmeberettigede aktiekapital, jf. vedtægternes punkt 10.

Også i år tilbyder H. Lundbeck A/S simultantolkning fra dansk til engelsk. Aktionærer, der ønsker at gøre brug af denne service, bedes venligst reservere plads ved at henvende sig på telefon +45 3643 3229 senest fredag den 8. april 2005.

Dagsorden for generalforsamlingen og de fuldstændige forslag samt revideret årsrapport, herunder koncernregnskab for 2004, vil senest 8 dage før generalforsamlingen være fremlagt på selskabets kontor, Ottiliavej 9, 2500 Valby, til eftersyn for aktionærerne. Det pågældende materiale tilsendes endvidere enhver noteret aktionær, som har fremsat begæring herom.

H. Lundbeck A/S byder alle aktionærer velkommen på generalforsamlingen eventuelt med en medfølgende rådgiver, når vedkommende har rekvireret adgangskort til sig selv og en eventuel medfølgende rådgiver. Stemmesedler udleveres sammen med adgangskort. Der gøres opmærksom på, at man kun kan deltage i generalforsamlingen, hvis man har rekvireret adgangskort forud for generalforsamlingen.

Adgangskort udleveres til aktionærer noteret i selskabets aktiebog eller mod forevisning af en ikke mere end 8 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut som dokumentation for aktiebesiddelsen.

Vedtægternes 5-dages frist (jf. punkt 11.1) - for afhentning af adgangskort - finder ikke anvendelse grundet weekenden 9. - 10. april 2005. Adgangskort kan derfor rekvireres til og med den 11. april 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Adgangskort og stemmeseddel til generalforsamlingen kan rekvireres ved henvendelse på selskabets kontor på Ottiliavej 9, 2500 Valby, eller via selskabets hjemmeside www.lundbeck.com. Adgangskort og stemmeseddel kan også rekvireres ved at returnere vedlagte bestillingsblanket til Aktiebog Danmark A/S i vedlagte kuvert.

Da det kan være vanskeligt at finde parkeringsplads omkring Radisson SAS, Falconer Center, anbefaler vi vore aktionærer enten at beregne god tid til at finde en parkeringsplads eller benytte de offentlige transportmidler.

Valby, den 21. marts 2005

Bestyrelsen

Henvendelser fra investorer og presse:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 151

30 March 2005

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S today filed an increase of its share capital by DKK 285,600, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital subsequently amounts to DKK 1,169,409,775 divided into 233,881,955 shares of DKK 5 each. The subscription price was DKK 108.11 per share.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The first exercise period commenced on the day after the publication of the Annual Report 2004 and closed on 21 March 2005, i.e. from 10 March to 21 March 2005. In respect of the first exercise period, two capital increases have been filed, the second of which was made today. The first filing was made on 17 March 2005, see release no. 149 of that date.

The share capital of H. Lundbeck A/S has been raised by a total amount of DKK 699,850, nominal value, as a result of employees exercising warrants in the first exercise period. The exercised warrants represent about 5% of the total allocation of warrants.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Investor and Media contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 151

30. marts 2005

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S har dags dato registreret en forhøjelse af aktiekapitalen med nominelt DKK 285.600 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital udgør herefter nominelt DKK 1.169.409.775 svarende til 233.881.955 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det første udnyttelsesvindue udgør perioden fra dagen efter offentliggørelsen af Årsrapporten 2004 og indtil den 21. marts 2005, dvs. 10. marts - 21. marts 2005 (begge dage inklusive). Der er vedrørende det første udnyttelsesvindue registreret to kapitalforhøjelser, hvoraf den anden er foretaget dags dato. Den første registrering blev foretaget den 17. marts 2005, jvf. meddelelse nr. 149 af samme dato.

Aktiekapitalen i H. Lundbeck A/S er forhøjet med i alt nominelt DKK 699.850 kr. som følge af medarbejderes udnyttelse af tegningsoptioner i det første udnyttelsesvindue. De udnyttede tegningsoptioner udgør ca. 5% af den totale tildeling af tegningsoptioner.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Henvendelser fra investorer og presse:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 152

30 March 2005

Lundbeck's portfolio of treasury shares

Pursuant to Section 28 of the Danish Securities Trading Act and in continuation of the company's current share buy-back programme it is hereby announced that Lundbeck owns 9,372,670 shares at 30 March 2005, corresponding to 4,0% of the share capital.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Investor and Media contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 152

30. marts 2005

Lundbecks beholdning af egne aktier

I henhold til værdipapirhandelslovens §28 og i forlængelse af selskabets igangværende aktietilbagekøbsprogram meddeles det hermed, at Lundbeck pr. d.d. ejer 9.372.670 stk. aktier, svarende til 4,0% af aktiekapitalen.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Henvendelser fra investorer og presse:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 153

30 March 2005

Statement of shares in H. Lundbeck A/S held by insiders

Lundbeck hereby submits a statement of shares held by the company's insiders in pursuance of section 37(8) of the Danish Securities Trading Act. According to this statutory provision, H. Lundbeck A/S is obliged to provide quarterly information on shares in H. Lundbeck A/S held by insiders and connected persons.

Securities code: DK0010287234	Holding (number) As at 23 March 2005	Market value (DKK) As at 23 March 2005
Supervisory Board (incl. related parties)	**10,710**	**1,531,530**
Board of Management (incl. related parties)	**63,136**	**9,028,448**
All (incl. related parties)	**346,659**	**49,572,237**

Definition of insiders

Lundbeck defines insiders as members of the company's Board of Directors and Board of Management, directors, functional managers, managers of subsidiaries, employees in Corporate Reporting, and employees in the Legal Department. In addition, a large number of other persons, who have access to insider information through their work, have been categorised as insiders. This group comprises some 300 persons in Lundbeck's insider register.

The group of insiders comprises insiders and connected persons. Connected persons are defined as:

- spouses or cohabitants,
- children under the age of 18, and
- companies in which the insider holds a controlling interest.

The group of insiders and connected persons comprises some 500 names in total.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Investor and Media contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 153

30. marts 2005

Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S

Hermed følger opgørelse over aktiebesiddelser hos selskabets insidere i henhold til værdipapirhandelslovens § 37, stk. 8. Ifølge denne lovbestemmelse er H. Lundbeck A/S forpligtiget til kvartalsvis at oplyse om insideres og deres nærtståendes aktiebesiddelser i H. Lundbeck A/S.

Fondskode : **DK0010287234**	**Beholdning (antal)** **pr. 23. marts 2005**	**Kursværdi (DKK)** **pr. 23. marts 2005**
Bestyrelse (inkl. nærtstående)	**10.710**	**1.531.530**
Direktion (inkl. nærtstående)	**63.136**	**9.028.448**
Alle (inkl. nærtstående)	**346.659**	**49.572.237**

Definition af insidere

Insidere er hos Lundbeck defineret som medlemmerne af selskabets bestyrelse og direktion, direktører, funktionschefer, datterselskabsdirektører, ansatte i Corporate Reporting og ansatte i juridisk afdeling. Endvidere er en lang række andre personer blevet kategoriseret som insidere, da de i deres arbejde har adgang til insiderinformation. Denne gruppe af insidere udgør ca. 300 personer i Lundbecks insiderregister.

Gruppen af insidere omfatter insidere og deres nærtstående. Nærtstående er defineret som:

- ægtefælle eller samlever
- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Det samlede antal personer i gruppen af både insidere og nærtstående er ca. 500.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Henvendelser fra investorer og presse:

- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 154

14. april 2005

H. Lundbeck A/S afholdt ordinær generalforsamling den 14. april 2005 på Radisson SAS, Falconer Center

På generalforsamlingen blev bestyrelsens beretning taget til efterretning, årsrapporten blev godkendt, og der blev meddelt decharge for bestyrelse og direktion.

Generalforsamlingen godkendte det af bestyrelsen fremsatte forslag om et udbytte på DKK 2,21 pr. aktie à nominelt DKK 5.

Flemming Lindeløv, Thorleif Krarup, Lars Bruhn, Peter Kürstein, Mats Pettersson, og Jes Østergaard blev alle genvalgt til bestyrelsen. Umiddelbart efter generalforsamlingen konstituerede bestyrelsen sig med Flemming Lindeløv som formand og Thorleif Krarup som næstformand.

I forlængelse af bestyrelsens konstitution konstitueredes Revisionskomitéen og Kompensationskomitéen.

Peter Kürstein, Flemming Lindeløv og Thorleif Krarup blev genvalgt som medlemmer af Revisionskomitéen. Flemming Lindeløv, Mats Pettersson og Jes Østergaard blev valgt som medlemmer af Kompensationskomitéen.

Deloitte, Statsautoriseret Revisionsaktieselskab og Grant Thornton, Statsautoriseret Revisionsaktieselskab blev genvalgt som selskabets revisorer.

Bestyrelsens forslag under dagsordenens punkt 6 blev vedtaget. Som følge heraf besluttedes en nedsættelse af selskabets aktiekapital med aktier fra selskabets beholdning af egne aktier erhvervet af selskabet som led i gennemførelsen af aktietilbagekøbsprogrammer. Endvidere blev selskabets vedtægters punkt. 3.1, 3.2, 3.3, 5, 8.2, 9.1 (c), 11.1 og 11.4 ændret som led i en ajourføring af selskabets vedtægter. Bestyrelsen blev bemyndiget til indtil den 14. april 2010, uden fortegningsret for hidtidige aktionærer, ad én eller flere gange, at udstede tegningsoptioner, der giver ret til at tegne for indtil nominelt kr. 25.000.000 aktier i selskabet i forbindelse med udstedelse af nye aktier til fordel for direktion, ledende medarbejdere og øvrige medarbejdere i selskabet og/eller dets datterselskaber efter bestyrelsens nærmere beslutning. Bemyndigelsen til bestyrelsen til udstedelse af tegningsoptioner blev indsat som et nyt punkt

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

4.3 i vedtægterne. Som konsekvens blev vedtægternes punkt 4.3 ajourført, ligesom vedtægternes punkt 4.3 - 4.5 blev til punkt 4.4 - 4.6. Bestyrelsen blev endvidere bemyndiget til at lade selskabet erhverve egne aktier i henhold til aktieselskabslovens § 48. Sluttelig blev generalforsamlingens dirigent bemyndiget til at foretage sådanne ændringer i og tilføjelser til det på generalforsamlingen vedtagne og anmeldelsen til Erhvervs- og Selskabsstyrelsen, som måtte blive krævet af Erhvervs- og Selskabsstyrelsen i forbindelse med registrering af de vedtagne ændringer.

Der var ikke yderligere til behandling på generalforsamlingen.

Bestyrelsen

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Henvendelser fra investorer og presse:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 154

14 April 2005

H. Lundbeck A/S held its Annual General Meeting on 14 April 2005 at Radisson SAS, The Falconer Center

At the general meeting note was taken of the report by the Supervisory Board on the activities of the company during the previous year, the annual accounts were approved, and the Supervisory Board and Management were discharged from liability.

The general meeting approved the proposal submitted by the Supervisory Board to pay dividend in the amount of DKK 2.21 per share of nominally DKK 5.

Flemming Lindeløv, Thorleif Krarup, Lars Bruhn, Peter Kürstein, Mats Pettersson and Jes Østergaard were all re-elected to the Supervisory Board. Immediately after the general meeting the Supervisory Board elected Flemming Lindeløv as chairman and Thorleif Krarup as vice-chairman of the Supervisory Board.

After having elected its own chairman and vice-chairman, the Supervisory Board appointed members for the Audit Committee and the Compensation Committee.

Peter Kürstein, Flemming Lindeløv and Thorleif Krarup were re-elected members of the Audit Committee. Flemming Lindeløv, Mats Pettersson and Jes Østergaard were re-elected members of the Compensation Committee.

Deloitte, Statsautoriseret Revisionsaktieselskab and Grant Thornton, Statsautoriseret Revisionsaktieselskab were re-elected auditors for the company.

The Supervisory Board's proposals under item 6 of the agenda were approved. Consequently a resolution was adopted to reduce the company's share capital by shares from the company's holding of own shares acquired as part of the execution of the share buy-back programs. Further, articles 3.1, 3.2, 3.3, 5, 8.2, 9.1(c), 11.1 and 11.4 of the articles of association of the company were amended in order to have the articles of association of the company updated. The Supervisory Board was authorised until 14 April 2010, without pre-emptive subscription rights for the existing shareholders, in one or more issues, to issue warrants

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

granting a right to subscribe for up to nominally DKK 25,000,000 shares in the Company in connection with issue of new shares in favour of the management, executives and other employees of the Company and/or its subsidiaries as set out in more detail by the Supervisory Board. The authorisation to the Supervisory Board to issue warrants was included in the articles of association as a new article 4.3. Consequently, article 4.3 was updated, and articles 4.3 - 4.5 changed numbers to 4.4 - 4.6. Further, the Supervisory Board was authorised to arrange for an acquisition by the company of own shares according to section 48 of the Danish Companies Act. Finally, the chairman of the general meeting was authorised to make such changes in and supplements to the matters adopted at the general meeting and the notification to the Danish Commerce and Companies Agency as may be requested by the Commerce and Companies Agency in connection with its registration of the amendments made.

No other business was transacted at the general meeting.

The Supervisory Board

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Investor and Media contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 155

19 April 2005

Head-to-head study of Cipralex® and citalopram

In the peer-reviewed scientific journal *International Clinical Psychopharmacology*, a team of French scientists recently announced the results of a head-to-head study which confirm that Cipralex®/Lexapro® is significantly more effective than citalopram in the treatment of depression. No studies of this kind have previously been conducted with Cipralex®.

The study shows that Cipralex® is significantly more effective than citalopram in the treatment of depression and that both drugs are particularly well-tolerated. The study confirms the consistent findings of earlier scientific studies, which show that Cipralex® is superior to citalopram.

The double-blind randomised study enrolled 294 patients. The patients were treated either with 20mg Cipralex® or 40mg citalopram for eight weeks. The results at the completion of the study show that Cipralex® is significantly more effective in terms of the primary endpoint - improvement of disease symptoms ($p<0.05$). The number of patients responding to the treatment was significantly higher in the group of patients treated with Cipralex® ($p=0.009$), and the number of symptom-free patients at the end of the study was also significantly higher among the patients who had received Cipralex® ($p<0.05$).

Both Cipralex® and citalopram were particularly well-tolerated in the study. However, a significantly higher number of patients treated with Cipralex® completed the study compared with patients treated with citalopram ($p<0.05$).

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Investor and Media contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 155

19. april 2005

"Head-to-head" undersøgelse af Cipralex® og citalopram

I det anerkendte videnskabelige tidsskrift *International Clinical Psychopharmacology* har et hold af franske forskere netop offentliggjort resultaterne fra en "head-to-head" undersøgelse, der bekræfter, at Cipralex®/Lexapro® er signifikant mere effektiv end citalopram i behandlingen af depression. Der er ikke tidligere lavet undersøgelser af denne art med Cipralex®.

Undersøgelsen viser, at Cipralex® er signifikant mere effektiv end citalopram i behandlingen af depression, og at begge lægemidler er særdeles veltolererede. Undersøgelsen bekræfter de konsistente resultater fra tidligere videnskabelige undersøgelser, der viser at Cipralex® er bedre end citalopram.

Den dobbeltblindede randomiserede undersøgelse omfattede 294 patienter. Patienterne blev enten behandlet med 20mg Cipralex® eller 40mg citalopram i 8 uger. Resultaterne ved undersøgelsens afslutning viser, at Cipralex® er signifikant mere effektiv på det primære endpoint – forbedring af sygdommens symptomer ($p < 0,05$). Antallet af patienter, der responderede på behandlingen var signifikant højere hos gruppen af patienter, der blev behandlet med Cipralex® ($p=0,009$) og antallet af patienter, der var symptomfri ved undersøgelsens afslutning var ligeledes signifikant højere hos patienterne behandlet med Cipralex® ($p<0,05$).

Både Cipralex® og citalopram var særdeles veltolererede i undersøgelsen. Dog var der signifikant flere patienter behandlet med Cipralex®, som fuldførte undersøgelsen i forhold til patienter behandlet med citalopram ($p<0,05$).

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Henvendelser fra investorer og presse:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 156

25 April 2005

European authorities approve marketing of Serdolect®

The CHMP (Committee for Medicinal Products for Human Use, an EMEA committee) has recommended that the marketing restrictions for Serdolect® can be lifted and that Serdolect® can be marketed according to the SPC (Summary of Product Characteristics). Serdolect® is a drug for the treatment of schizophrenia, and the drug is expected to become available for normal prescription in Europe and is expected to be launched in the first countries in the 2nd half of 2005.

Since CHMP's temporary suspension of the marketing authoritisation for Serdolect® in 1998, Lundbeck has included an additional 5,000 patients in a study confirming that Serdolect® can be prescribed safely.

"We are very pleased that Serdolect® will again become available as a prescription alternative for the treatment of schizophrenia. Schizophrenia is a serious disease, and there is still a great need for offering patients improved therapies. Schizophrenic patients frequently switch drugs, either due to side-effects or lack of response, and we look forward to the fact that patients now will have access to Serdolect® which is different from all other antipsychotic drugs available", says Anders Gersel Pedersen, Senior Vice President, head of Lundbeck's Development, and he continues: "We are pleased that the authorities, following their thorough review of the clinical data, support our evaluation of Serdolect®."

Serdolect® was discovered by Lundbeck, and the company holds the global rights.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Investor and Media contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

About schizophrenia
Schizophrenia is a mental disorder that is found in varying degrees, but is most often chronic. The disease typically begins in the late adolescence or early adulthood and is characterised by distinct changes in the patient's way of thinking and perception of the outside world. Furthermore, the disease is characterised by short or long periods during which the patient is in an acute psychotic condition, suffering from definite hallucinations and delusions. However, there are also stable periods, during which the patient is symptom-free or experiences a significant reduction in symptoms. Even in stable periods, many patients have difficulty in establishing social contact, in completing an education programme, or in having a job. Patients with schizophrenia have difficulty in performing everyday activities such as cooking, personal hygiene and cleaning. A not insignificant proportion of the patients use intoxicants such as alcohol and cannabis.

The disease is often disabling and can be very painful – first and foremost to the patient, but also to the patient's family. Furthermore, schizophrenia is a major economic burden to society, not only due to the costs of nursing and treating the patients, but also due to their reduced ability to work and the costs of social pensions and benefit schemes.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 156

25. april 2005

Europæiske myndigheder godkender markedsføring af Serdolect®

CHMP (Committee for Medicinal Products for Human Use, under EMEA) har netop anbefalet, at markedsførings-restriktionerne for Serdolect® kan ophæves, og at Serdolect® kan markedsføres i henhold til produktresuméet. Serdolect® er et lægemiddel til behandling af skizofreni, og lægemidlet forventes at blive frit tilgængeligt for normal ordination i Europa og forventes lanceret i de første lande i 2. halvår 2005.

Siden CHMP midlertidigt suspenderede markedsføringstilladelsen for Serdolect® i 1998 har Lundbeck på baggrund af et yderligere studie med 5.000 patienter bekræftet, at Serdolect® kan ordineres sikkert.

"Vi er meget glade for, at Serdolect® igen vil blive frit tilgængeligt som et alternativt lægemiddel til behandling af skizofreni. Skizofreni er en alvorlig sygdom, og der eksisterer i dag fortsat et stort behov for at kunne tilbyde patienter forbedrede behandlinger. Skizofrene patienter skifter hyppigt mellem lægemidler enten på grund af bivirkninger eller manglende respons, og vi ser frem til, at patienterne nu kan få adgang til Serdolect®, som er forskelligt fra alle de øvrige tilgængelige antipsykotiske lægemidler" udtaler Anders Gersel Pedersen, direktør for Lundbecks lægemiddeludvikling, og fortsætter: "Vi er glade for, at myndighederne efter en grundig gennemgang af de kliniske data bakker op om vores vurdering af Serdolect®."

Serdolect® er opfundet på Lundbeck og selskabet har de globale rettigheder.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Henvendelser fra investorer og presse:

- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.

Om skizofreni

Skizofreni er en psykisk sygdom med et varierende, men oftest kronisk forløb. Sygdommen viser sig typisk i ungdommen og den tidlige voksenalder og er kendetegnet ved udtalte ændringer i patientens måde at tænke og opfatte omverden på. Den er desuden karakteriseret ved, at der kan være kortere eller længere perioder, hvor patienten er akut psykotisk med udtalte hallucinationer og vrangforestillinger, men også stabile perioder, hvor disse symptomer er væk eller reduceret betydeligt. Mange patienter har – selv i mere stabile perioder – vanskeligt ved at etablere sociale kontakter, tage en uddannelse eller passe et almindeligt arbejde. Selv dagligdags aktiviteter som madlavning, personlig pleje og rengøring kan skizofrene patienter have svært ved at udføre. En ikke lille del af patienterne har misbrug af rusmidler, fx alkohol og hash.

Sygdommen er ofte invaliderende og kan være meget smertelig først og fremmest for patienten selv, men også for patientens familie. Derudover er skizofreni en stor økonomisk byrde for samfundet, ikke kun på grund af udgifter til pleje og behandling, men også som følge af nedsat erhvervsevne og udgifter til sociale pensioner og støtteordninger.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 157

10 May 2005

Interim report for the first quarter of 2005

The Supervisory Board of H. Lundbeck A/S today approved the company's interim report for the first quarter of 2005.

- At DKK 637 million, profit from operations in the first quarter of 2005 was 5% lower than in Q1 2004 (adjusted for the DKK 421 million payment from Merck & Co., Inc.). Lundbeck retains its forecast of a profit from operations of approximately DKK 2.2 billion in 2005.
- The EBIT margin was 28.7% compared with 27.0% in Q1 2004 (adjusted for the Merck payment). Lundbeck now projects a higher EBIT margin for 2005 than in 2004.
- Lundbeck's total costs fell by 12% relative to Q1 2004 to stand at DKK 1,582 million.
- Sales of Lundbeck's new products (Cipralex®/Lexapro® and Ebixa®) rose 29% to DKK 1,438 million, corresponding to 65% of total revenue in Q1 2005 compared with 45% in Q1 2004 (adjusted for the payment from Merck) and 61% in Q4 2004.
- Azilect® (rasagiline) for the treatment of Parkinson's disease was approved in Europe in Q1 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Financial highlights for Q1 2005

	DKKm	Growth in DKK	Growth in local currencies
Revenue	2,219	-23%*	-20%*
- Cipralex®	534	52%	53%
- Lexapro®	663	7%	26%
- Ebixa®	241	71%	71%
- Mature drugs	724	-45%	-44%
- Other products	57	-88%	-88%
Costs	1,582	-12%	
- Cost of sales	412	-3%	
- Distribution and administration	817	-15%	
- Research and development	360	-13%	
- Other operating expenses, net	-8	--	
Profit from operations	637	-42%	
Net financials	49	203%	
Net profit for the period	452	-39%	
Earnings per share (EPS)	2.03	-37%	

* Adjusted for the DKK 421 million income from Merck in Q1 2004 concerning gaboxadol, first-quarter revenue in 2005 declined by 5% measured in local currencies compared with a 10% drop measured in Danish kroner.

Financial forecast and targets

	2003[1] DKKm	2004[1,2] DKKm	2005 forecast	2006 target	2007 target
Profit from operations	2.147	2.133	Approx. DKK 2.2 billion	+12% growth	+12% growth
EBIT margin	21,6%	22,9%	Higher than in 2004		25% margin
Investments	1.479	244	Approx. DKK 550 million		

1. The comparative figures have been restated due to the implementation of IFRS "Share-based payment" at 1 January 2005.
2. Adjusted for the DKK 421 million income from Merck in Q1 2004 concerning gaboxadol.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Report

Concurrently with declining group costs, Lundbeck has experienced continuing strong growth in revenue derived from its new drugs.

During the first quarter, Lundbeck's new and already launched drugs - Cipralex®, Lexapro® and Ebixa® - continued to show strong revenue growth in all of the Group's three regions; Europe, the USA and the Rest of the world. In Q1 2005, Lundbeck's new drugs represented 65% of the Group's combined revenue, and the company retains its target for 2005 that about 70% of the Group's revenue will derive from new and innovative drugs.

Revenue-split (excluding the payment from Merck in Q1 2004)


100%
80%
60%
40%
20%
0%
Q1 2003
Q1 2004
Q1 2005
3%
1%
18%
78%
2%
6%
39%
53%
3%
11%
54%
32%
Other revenue
Ebixa
Cipralex/Lexapro
Mature (incl. citalopram)

The high EBIT margin of 28.7% achieved in the first quarter was attributable to a reduction of 12% in the Group's total costs relative to Q1 2004. The positive cost performance was achieved on the back of factors that included extraordinarily low research and development costs. Lundbeck expects a lower profit from operations in Q2 2005.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Europe – revenue derived from new drugs creates regional growth

DKKm	Q1 2005	Q1 2004	Growth	Growth in CER
Cipralex®	429	306	40 %	41 %
Ebixa®	223	136	64 %	64 %
Mature products*	535	693	-23 %	-23 %
Total revenue, Europe	1,187	1,135	5 %	5 %

* Incl. citalopram sales

In Europe, sales of the company's new drugs continue to surge. Revenue derived from the two drugs was up 47% on the same period of last year and by 11% relative to Q4 2004. Growth in sales of the two drugs is now so strong that it more than compensates for the decline in sales of mature and unpatented drugs in Europe. The combined growth in Europe was 5% relative to Q1 2004.

At the beginning of 2005, Cipralex® held 6.9% of the total antidepressants market in Europe, which is an increase on the market share in the same period of last year, which was 4.2%. The market share for Cipralex® should be seen against the background that Cipralex® remains to be launched in France, Europe's largest market for antidepressants. This launch is expected to take place during 2005.

Memantine (Ebixa®) continues to hold a position as the second-most prescribed drug for the treatment of Alzheimer's disease in Europe – a position memantine obtained at the end of 2004. Its market share was consolidated at the beginning of 2005 to stand at 17.8% at the end of Q1 2005 in terms of volume.

The new drug for the treatment of Parkinson's disease, Azilect®, was granted final approval in Europe on 22 February 2005, and the Azilect® is still expected to be launched in the first European markets in the middle of 2005. Furthermore, the company expects to market the recently approved drug Serdolect® for the treatment of schizophrenia in the first European markets during the second half of 2005. Lundbeck has thus marketed four new drugs within four different disease areas in the course of approximately three years.

USA – Lexapro® continues to win market share

DKKm	Q1 2005	Q1 2004	Growth	Growth in CER
Income from Lexapro®	663	618	7 %	26 %
Mature products*	57	346	-84 %	-87 %
Total revenue, US franchise	720	964	-25 %	-15 %

* Income from Celexa®

During the first few months of the year, Lexapro® has expanded its position in the US to command a share of 15.6% of the total US antidepressants market in March 2005. Lexapro® is currently the second-most prescribed antidepressant in the US market.

Rest of world (RoW) – good introduction of Cipralex® and Ebixa® in Canada

DKKm	Q1 2005	Q1 2004	Growth	Growth in CER
Cipralex®	105	45	132 %	134 %
Ebixa®	18	6	222 %	229 %
Mature products*	132	269	-51 %	-50 %
Total revenue, ROW	255	320	-20 %	-19 %

* Incl. citalopram sales

Outside Europe and the USA, Lundbeck's new drugs continue to conquer market shares in a number of markets. Many of the RoW markets are small in terms of market size, but also in the few large markets the launch of Cipralex® and Ebixa® is progressing well.

Canada is the largest single market outside Europe and the USA. Ebixa® was launched in Canada at the end of December 2004 and by the end of the first three months of the year, the drug won a share of 2.1% of the market for drugs to treat Alzheimer's disease. Cipralex® was launched in the Canadian market in February 2005.

Events occurring after 31 March 2005

On **25 April**, Lundbeck announced that the CHMP (Committee for Medicinal Products for Human Use, an EMEA committee) has recommended that marketing restrictions for Serdolect® can be lifted and that Serdolect® can be marketed according to the SPC (Summary of

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Product Characteristics). Serdolect® is a drug for the treatment of schizophrenia, and the drug is expected to become available for normal prescription in Europe and is expected to be launched in the first countries in the 2nd half of 2005.

On 19 April, it was announced that in the peer-reviewed scientific journal *International Clinical Psychopharmacology*, a team of French scientists had announced the results of a head-to-head study which confirm that Cipralex®/Lexapro® is significantly more effective than citalopram in the treatment of depression. No studies of this kind have previously been conducted with Cipralex®.

The study shows that Cipralex® is significantly more effective than citalopram in the treatment of depression and that both drugs are particularly well-tolerated. The study confirms the consistent findings of earlier scientific studies, which show that Cipralex® is superior to citalopram.

At the company's annual general meeting held on **14 April**, the company's proposal to cancel treasury shares was adopted, which means that 7,194,598 shares will be cancelled.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Financial review

Accounting policies

General
Lundbeck presents its financial statements in accordance with international financial reporting standards (IFRS) and additional Danish disclosure requirements for listed companies, including the requirements imposed by the Copenhagen Stock Exchange on the presentation of financial statements by listed companies and the Danish Statutory Order on Adoption of IFRS.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2005.

The interim report includes only Group figures.

Segment information
The company is only engaged in the business segment drugs for the treatment of illnesses of the central nervous system. Therefore, no segment information is provided in the interim report.

IFRS changes in 2005

The implementation of a number of changes in the international financial reporting standards (IFRS) will, as from 2005, affect the Group's income statement and equity will be affected as follows:

Goodwill amortisation
Following the implementation of IFRS 3 "Business Combinations", it will no longer be possible to amortise acquired goodwill and intangible assets with indeterminable lives. Lundbeck has no intangible assets with indeterminable lives apart from goodwill in connection with acquisitions. As from 2005, goodwill will be recognised in the balance sheet at a constant value of DKK 883 million, corresponding to the cost less accumulated amortisation at 31 December 2004. As IFRS 3 applies prospectively, comparative figures in the financial statements for 2005 will not be restated. In 2004, goodwill amortisation had a DKK 56 million impact on profit.

As goodwill will no longer be amortised, the goodwill recognised in the balance sheet as from 2005 must be subjected to an impairment test at least once a year. If the impairment test shows that the goodwill value recognised in the balance sheet exceeds the calculated value in use, the goodwill amount must be written down. Writedowns are recognised in the income statement.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck has performed annual impairment tests of goodwill in earlier years.

Share price based plans

The implementation of IFRS 2 "Share based payment" means that certain of Lundbeck's share price based plans must be adjusted to fair value as from 2005. Value adjustments must be recognised in the income statement and as a liability in the balance sheet. The liability is calculated using the Black & Scholes formula. The plans comprised by the new IFRS 2 rules are the share price based plans for employees of foreign companies (1999 and 2002 plans) and the 2004 SAR programme (Stock Appreciation Rights) for employees of the Group's US subsidiaries.

The warrant programme (2004 plan) is not subject to the new IFRS rules as the warrants vested before 1 January 2005.

As the implementation of IFRS 2 is made with retroactive effect from 1 January 2005, comparative figures in 2005 will be restated to 7 November 2002, which is the cut-off date for which plans are covered by the standard.

The table below sets out the quarterly corrections in 2004 of profit from operations, net profit and equity as a result of the implementation of IFRS 2.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Restatement of 2004 comparative figures due to the implementation of IFRS 2 at 1 January 2005 and minority interest

DKK million	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2004 Full year
Profit impact:					
Profit from operations	1,095	577	669	234	2,575
Impact of IFRS 2	(6)	(5)	(5)	(5)	(21)
Profit from operations (under IFRS 2)	**1,089**	**572**	**663**	**228**	**2,554**
Profit for the period	745	383	430	147	1,704
Impact of IFRS 2 after tax	(4)	(3)	(4)	(4)	(15)
Profit for the period (under IFRS 2)	**741**	**380**	**425**	**143**	**1,689**
EPS - diluted	3.21	1.68	1.88	0.69	7.46
EPS - diluted (under IFRS 2)	3.20	1.65	1.86	0.67	7.39
Equity impact					
Equity	7,529	7,226	7,557	7,875	
Impact of IFRS 2	(25)	(28)	(32)	(36)	
Equity (under IFRS 2)	**7,505**	**7,199**	**7,525**	**7,839**	

Revenue

Lundbeck generated revenue of DKK 2,219 million in Q1 2005. Adjusted for the DKK 421 million income from Merck in Q1 2004 concerning gaboxadol, first-quarter revenue in 2005 declined by 5% measured in local currencies compared with a 10% drop measured in Danish kroner.

First-quarter sales of Cipralex® amounted to DKK 534 million in, up 52% from DKK 352 million in the year-earlier period. The increase was driven especially by positive trends in the European market, where Cipralex® sales amounted to DKK 429 million, corresponding to a 40% increase on the year-earlier period. Rest of world sales rose 132% to DKK 105 million.

Ebixa® sales amounted to DKK 241 million in Q1 2005, up 71% from DKK 141 million in the same period of last year. European sales of Ebixa® rose 64% to DKK 223 million, while sales in the rest of the world climbed to DKK 18 million from DKK 6 million in Q1 2004.

Lundbeck's income from sales of Lexapro® in the USA was DKK 663 million compared with DKK 618 million in the same period of last year, an increase of 7%. In Q1 2005, Forest Laboratories, Inc. generated Lexapro® sales of USD 399 million against USD 352 million in the year-earlier period.

Lundbeck's income from sales of Celexa® in the USA was DKK 57 million compared with DKK 346 million in the same period of last year. Forest generated Celexa® sales of USD 6 million in Q1 2005, down from USD 246

million in the first quarter of 2004. The declining income from Celexa® was due to the transition to Lexapro® and the launch of generic citalopram in the USA in October 2004.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,188 million at 31 March 2005 compared with DKK 1,630 at the end of March 2004 and DKK 1,040 at year-end 2004.

Sales of antipsychotics and other antidepressants including citalopram outside the USA totalled DKK 667 million in the first quarter compared with DKK 962 million in the year-earlier period.

Lundbeck's other revenue amounted to DKK 57 million in Q1 compared with DKK 474 million in the year-earlier period, when Lundbeck received a DKK 421 million payment from Merck.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is in reality included in the financial statements at the forward rates. The effect on the profit was DKK 34 million in Q1 2005 against DKK 88 million in the year-earlier period compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 37 million compared with DKK 90 million in Q1 2004 stems from the hedging of USD. The gain from the USD hedging has been added to income from sales of Celexa® and Lexapro®.

At 31 March 2005, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK 3.8 billion. Of this amount, DKK 3.7 billion is accounted for as hedging contracts and DKK 0.1 billion as trading contracts. The average forward rates at 31 March 2005 were EUR 744.22 and USD 593.62. Deferred recognition of net currency gains amounted to DKK 105 million at 31 March 2005 against DKK 67 million at 31 March 2004 and DKK 241 million at 31 December 2004.

The average forward rate for the first three months of 2006 will be approximately 586 for USD, using the existing hedging contracts. The corresponding forward rate for the first three months of 2005 was approximately 593.

Expenses

Lundbeck's total expenses, exclusive of net financials and tax, were DKK 1,582 million in Q1 2005, down 12% relative to the year-earlier period.

Production costs decreased by 3% to DKK 412 million. The lower level of costs was attributable to improved efficiency of in-house manufacturing processes.

Distribution costs and administrative expenses were down 15% to DKK 817 million. The drop was primarily due to lower costs in Europe compared with the same period of last year. The cost level is expected to rise during the remainder of 2005.

Research and development costs amounted to DKK 360 million, as compared to DKK 416 million in the first quarter of last year. The lower costs were primarily attributable to the fact that in Q1 2005 Merck financed the bulk of the remaining activities related to completing the development of gaboxadol. This impact was limited in Q1 2004 when the agreement with Merck was signed.

Research and development costs accounted for 16% of revenue in Q1. Adjusted for the DKK 421 million income from Merck, research and development costs represented 17% of revenue in the same period of last year.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 131 million, down from DKK 138 million in the same period of last year.

Net financials

In the first three months of 2005, the Group's net financial income totalled DKK 49 million compared with DKK 16 million in the same period of last year.

Unrealised losses concerning other investments exclusive of exchange differences amounted to DKK 1 million in Q1 2005 against DKK 5 million in the same period of last year.

Net interest income was DKK 22 million in the period, compared with DKK 17 million in the same period of last year.

The net currency income relating to financial items amounted to DKK 28 million against a DKK 4 million income in the same period of last year.

Income and expenses relating to trading, i.e. instruments that do not meet the criteria for hedging, are recognised directly under financial items at market value. In the first quarter of 2005, the amount was an expense of DKK 8 million compared with DKK 20 million in the same period of last year.

Translation of foreign exchange items represented an income of DKK 36 million during the period, compared with DKK 24 million in the same period of last year.

Tax

The income tax expense amounted to DKK 233 million in Q1 2005 against DKK 365 million in the year-earlier period.

The effective tax rate was 34% as compared with 33% in Q1 2004.

Net profit for the period

At DKK 637 million, profit from operations in the quarter of 2005 was 5% lower than in the year-earlier period after adjustment of the DKK 421 million income from Merck.

Profit before tax amounted to DKK 684 million, as compared to DKK 1,107 million in the same period of last year. Profit after tax and minority interests was DKK 452 million, an increase of 1% over the year-earlier period after adjustment for the Merck income.

Investments

Lundbeck's total net investments in the first quarter amounted to DKK 48 million, which is on a level with the year-earlier period. First-quarter investments primarily took place in the fields of manufacturing and research at Valby. Moreover, Lundbeck also invested in the conversion and refurbishment of new facilities for administrative functions.

Cash flows

Lundbeck's operating activities generated a cash inflow of DKK 265 million in the first quarter, compared with DKK 755 million in the year-earlier period. The fall is primarily due to the payment of DKK 421 million from Merck in Q1 2004 and an increase in funds tied up in working capital in Q1 2005.

Due to a lower cash flow from operations, the free cash flow dropped to DKK 217 million in Q1 2005 from DKK 705 million in the same period of last year.

Financing activities generated a cash outflow of DKK 488 million as a result of share buybacks totalling DKK 500 million. In the first quarter, Lundbeck increased its share capital by a total of 139,970 shares of DKK 5 each in connection with employees exercising their warrants. Total proceeds from the capital increase amounted to DKK 15 million. Financing

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

activities generated a cash outflow of DKK 105 million in the year-earlier period.

In connection with the announcement of the interim report for Q3 2004, Lundbeck launched a share buy-back programme up to a maximum of DKK 500 million. The share buyback took place in Q1 2005 with Lundbeck acquiring a total of 4,107,928 shares for a total price of DKK 500 million, which translates into an average price of DKK 121,72 per share.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 2,126 million at 31 March 2005 against DKK 1,441 million at year-end 2004. In addition to interest-bearing net cash, Lundbeck has unutilised credit facilities of DKK 2.7 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 31 March 2005 amounted to DKK 7,710 million compared with DKK 7,505 million at 31 March 2004 and DKK 7,839 million at 31 December 2004.

The changes in equity are shown below:

Changes in equity	DKKm
Equity at 31 December 2004	7,875
Impact of IFRS changes	(36)
Equity at 1 January 2005	7,839
Capital increase through exercise of warrants	15
Share buyback	(500)
Additions 2005 – deferred currency loss on hedging contracts	(22)
Disposals 2005 – realised currency gain on hedged transactions transferred to the income statement and balance sheet	(114)
Exchange adjustment, associates	(1)
Tax on equity items relating to the period	41
Net profit for the period	452
Equity at 31 March 2005	7,710

In the first three months of 2005, return on equity was 5.9% compared with 10.3% in the same period of last year.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Incentive plans

The Lundbeck Group has established incentive plans for senior employees and key employees, which is comprised by the provisions of IFRS 2 "Share-based payment".

Equity-settled plans

In January 2004, the Lundbeck Group allocated warrants (equity-settled remuneration plan) to the management and a number of key employees. These warrants are covered by the transitional provisions of IFRS 2, as this plan was established after 7 November 2002 with a vesting date before 1 January 2005. Under the transitional provisions of IFRS 2, this plan is not comprised by the requirement on cost recognition and will therefore not affect the consolidated financial statements.

The liability based on the Black & Scholes formula was DKK 87 million at 31 March 2005.

Debt plans

In 1999, Lundbeck introduced a share price based plan for employees of its foreign companies. This plan was fully exercised as at 3 January 2005, and the total value of DKK 45 million has been disbursed to the employees.

In 2002, a similar share price based plan for employees of the foreign companies was set up, and in 2004 a new share price based plan for key employees of US companies was established.

The value adjustment at 31 March 2005 of the "debt plans", including exercised plans, had an impact of DKK 4 million on the income statement in Q1 2005. The liability for the debt-based remuneration plans based on the Black & Scholes formula was DKK 14 million at 31 March 2005.

Number of employees

At the end of Q1 2005, Lundbeck had 5,032 full-time employees, which is a decrease of 240 compared with the end of Q1 2004 and an increase of 39 over year-end 2004.

Shareholders

LFI A/S, which is wholly owned by the Lundbeck Foundation, is the only shareholder in Lundbeck that has announced that it owns more than 5% of the share capital.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Announcements in the first quarter of 2005

No.	Date	Subject
156	25 April 2005	European authorities approve marketing of Serdolect®
155	19 April 2005	Head-to-head study of Cipralex® and citalopram
154	14 April 2005	H. Lundbeck A/S held its Annual General Meeting on 14 April 2005 at Radisson SAS, The Falconer Center
153	30 March 2005	Statement of shares in H. Lundbeck A/S held by insiders
152	30 March 2005	Lundbeck's portfolio of treasury shares
151	30 March 2005	Share capital increase as a result of employees exercising warrants
150	21 March 2005	Notice of Annual General Meeting
149	17 March 2005	Share capital increase as a result of employees exercising warrants
148	9 March 2005	Annual report 2004
147	22 February 2005	Azilect® (rasagiline) approved in the EU
146	6 January 2005	Financial calendar 2005

H. Lundbeck A/S

Flemming Lindeløv	Claus Bræstrup
Chairman of the Supervisory Board	President and CEO

The forward-looking statements in this announcement reflect management's current expectations for certain future events and financial results. These statements are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Furthermore, some of these expectations are based on assumptions regarding future events which may prove incorrect.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Investor and Media contact

- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 1

FINANCIAL HIGHLIGHTS AND RATIOS
First quarter 2005

Group

	2005 Q1 DKKm	2004 Q1 DKKm ****	Change in %	2005 Q1 EURm *
FINANCIAL HIGHLIGHTS				
Revenue	2,218.5	2,893.4	-23	298.0
Profit from operations	636.8	1,089.3	-42	85.5
Net financials	49.3	16.3	203	6.6
Profit before tax	684.2	1,106.6	-38	91.9
Tax	232.6	365.3	-36	31.2
Profit for the period	451.6	741.3	-38	60.7
Equity	7,709.7	7,504.8	3	1,034.9
Total assets	11,136.9	11,608.8	-4	1,495.0
Cash flows from operating and investing activities	216.9	705.2	-69	29.1
**RATIOS ** **				
EBIT margin (%)	28.7	37.6	-24	28.7
Return on assets (%)	8.8	15.0	-42	8.8
R&D costs as a percentage of revenue	16.2	14.4	13	16.2
Return on equity (%)	5.9	10.3	-43	5.9
Solvency ratio (%)	69.2	64.6	7	69.2
SHARE DATA * **				
Earnings per share (EPS)	2.03	3.21	-37	0.27
Diluted earnings per share (DEPS)	2.01	3.20	-37	0.27
Cash flow per share	1.16	3.25	-64	0.16
Net asset value per share	34.04	32.09	6	4.57
Market capitalisation (DKKm)	32,266	27,044	19	4,331
Price / Earnings	68.68	36.20	90	68.68
Price / Cash flow	119.33	35.65	235	119.33
Price / Net asset value	4.05	3.61	12	4.05

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 31 March 2005 rate 744.43).
Balance sheet items are translated at the exchange rates at the balance sheet date (31 March 2005 rate 744.95).

** Financial ratios are calculated according to the Danish Society of Financial Analysts' "Recommendations & Ratios 2005"

*** Comparative figures involving number of shares have been restated using a factor of 0.9999 for the effect of employees' exercise of warrants.

**** Comparative figures for 2004 have been restated due to the implementation of IFRS 2 "Share-based payment" as at 1 January 2005 and minority interest.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 2

INCOME STATEMENT
For the first quarter of 2005

Group

	2005 Q1 DKKm	2004 Q1 DKKm	Change in %	2004 Full year DKKm
Revenue	2,218.5	2,893.4	-23	9,732.9
Cost of sales	411.8	423.8	-3	1,725.2
Distribution costs	517.0	623.0	-17	2,301.5
Administrative expenses	300.2	337.8	-11	1,364.3
PROFIT BEFORE RESEARCH COSTS	**989.5**	**1,508.8**	-34	**4,341.9**
Research and development costs	360.3	415.9	-13	1,776.0
PROFIT BEFORE OTHER OPERATING ITEMS	**629.2**	**1,092.9**	-42	**2,565.9**
Other operating income/(expenses)	7.6	(3.5)	-	(12.4)
PROFIT FROM OPERATIONS	**636.8**	**1,089.4**	-42	**2,553.5**
Income from investments in associates	(1.9)	0.9	-	(48.2)
Net financials	49.3	16.3	203	15.8
PROFIT BEFORE TAX	**684.2**	**1,106.6**	-38	**2,521.1**
Tax on profit for the period	232.6	365.3	-36	832.3
PROFIT FOR THE PERIOD	**451.6**	**741.3**	-39	**1,688.8**
Profit for the period allocated to:				
Shareholders in the parent company	459.6	743.5	-38	1,708.7
Minority interests	(8.0)	(2.2)	264	(19.9)
NET PROFIT FOR THE PERIOD	**451.6**	**741.3**	-39	**1,688.8**
Earnings per share (EPS)	2.03	3.21		7.43
Diluted earnings per share (DEPS)	2.01	3.20		7.39

Comparative figures for 2004 have been restated due to the implementation of IFRS 2 "Share-based payment" as at 1 January 2005 and minority interest.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 3

BALANCE SHEET
At 31 March 2005

Group

ASSETS	31.03.2005 DKKm	31.03.2004 DKKm	31.12.2004 DKKm
Intangible assets	1,635.5	1,825.3	1,671.3
Property, plant and equipment	3,426.1	3,600.4	3,467.3
Investments	414.1	275.0	395.6
Total fixed assets	**5,475.7**	**5,700.7**	**5,534.2**
Inventories	1,228.0	1,312.6	1,281.6
Receivables	1,798.5	2,658.3	1,769.6
Other securities	2,169.2	580.2	2,360.5
Cash	465.5	1,357.0	541.8
Total current assets	**5,661.2**	**5,908.1**	**5,953.5**
Total assets	**11,136.9**	**11,608.8**	**11,487.7**
LIABILITIES AND EQUITY			
Share capital	1,169.4	1,168.7	1,168.7
Share premium	14.4	0.0	0.0
Retained earnings	6,535.3	6,330.9	6,671.7
Total equity excluding minority interests	**7,719.1**	**7,499.6**	**7,840.4**
Minority interests	(9.4)	5.2	(1.4)
Total equity	**7,709.7**	**7,504.8**	**7,839.0**
Provisions	**451.0**	**344.5**	**529.4**
Long-term debt	**401.1**	**380.7**	**402.7**
Bank and mortgage debt	107.8	115.8	108.8
Trade payables	490.4	397.1	679.2
Prepayments	1,188.1	1,630.2	1,039.8
Other payables	788.8	1,235.7	888.8
Short-term debt	**2,575.1**	**3,378.8**	**2,716.6**
Total debt	**2,976.2**	**3,759.5**	**3,119.3**
Total liabilities and equity	**11,136.9**	**11,608.8**	**11,487.7**

Comparative figures for 2004 have been restated due to the implementation of IFRS 2 "Share-based payment" as at 1 January 2005 and minority interest.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 4

CASH FLOW STATEMENT
For the first quarter of 2005

Group

	2005 Q1 DKKm	2004 Q1 DKKm	2004 Full year DKKm
Cash flows from operating activities	264.5	754.9	2,677.8
Cash flows from investing activities	(47.6)	(49.7)	(243.9)
Cash flows from operating and investing activities	**216.9**	**705.2**	**2,433.9**
Cash flows from financing activities	(487.7)	(105.4)	(863.4)
Increase/(decrease) in cash and cash equivalents	**(270.8)**	**599.8**	**1,570.5**
Cash and cash equivalents at 1.1	2,902.3	1,333.9	1,333.9
Unrealised exchange differences for the period	3.2	3.5	(2.1)
Increase/(decrease) for the period	(270.8)	599.8	1,570.5
Cash and cash equivalents at 31.3	**2,634.7**	**1,937.2**	**2,902.3**

Interest-bearing net cash is composed as follows:

	2005 Q1 DKKm	2004 Q1 DKKm	2004 Full year DKKm
Cash and securities exclusive of treasury shares	2,634.7	1,937.2	2,902.3
Interest-bearing debt	(508.9)	(496.5)	(511.5)
Interest-bearing net cash at 31.3	**2,125.8**	**1,440.7**	**2,390.8**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 157

10. maj 2005

Delrapport for 1. kvartal 2005

Bestyrelsen for H. Lundbeck A/S har i dag godkendt selskabets delrapport for 1. kvartal 2005.

- Resultat af primær drift udgjorde DKK 637 mio. svarende til et fald på 5% i forhold til 1. kvartal 2004 (korrigeret for betaling fra Merck & Co., Inc. på DKK 421 mio.). Lundbeck fastholder forventningerne til et resultat af primær drift på cirka DKK 2,2 mia. for 2005.

- Overskudsgraden var 28,7% i forhold til 27,0% i 1. kvartal 2004 (korrigeret for betalingen fra Merck). Lundbeck forventer nu en højere overskudsgrad for 2005 end i 2004.

- Lundbecks samlede omkostninger udgjorde DKK 1.582 mio. svarende til et fald på 12% i forhold til 1. kvartal 2004.

- Omsætningen af Lundbecks nye produkter (Cipralex®/Lexapro® og Ebixa®) steg 29% og udgjorde DKK 1.438 mio. svarende til 65% af den samlede omsætning i 1. kvartal 2005 i forhold til 45% i 1. kvartal 2004 (korrigeret for betalingen fra Merck) og 61% i 4. kvartal 2004.

- Azilect® (rasagilin) til behandling af Parkinsons sygdom blev godkendt i Europa i 1. kvartal 2005.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Hovedtal for 1. kvartal 2005

	DKKm	Vækst i DKK	Vækst i lokalvaluta
Omsætning	2.219	-23%*	-20%*
- Cipralex®	534	52%	53%
- Lexapro®	663	7%	26%
- Ebixa®	241	71%	71%
- Ældre lægemidler	724	-45%	-44%
- Anden omsætning	57	-88%	-88%
Omkostninger	1.582	-12%	
- Produktionsomkostninger	412	-3%	
- Distribution og administration	817	-15%	
- Forskning og udvikling	360	-13%	
- Andre driftsudgifter, netto	-8	--	
Resultat af primær drift	637	-42%	
Finansielle poster, netto	49	203%	
Kvartalets resultat	452	-39%	
Resultat pr. aktie (EPS)	2,03	-37%	

* Korrigeret for indtægten på DKK 421 mio. fra Merck i 1. kvartal 2004 vedrørende gaboxadol, faldt omsætningen i 1. kvartal 2005 med 5% opgjort i lokale valutaer mod et fald på 10% i danske kroner.

Finansielle forventninger og mål

	2003[1] DKK mio.	2004[1,2] DKK mio.	2005 forventning	2006 mål	2007 mål
Resultat af primær drift	2.147	2.133	Ca. DKK 2,2 mia.	+12% vækst	+12% vækst
Overskudsgrad	21,6%	22,9%	Højere end 2004		25% margin
Investeringer	1.479	244	Ca. DKK 550 mio.		

1. Sammenligningstal er korrigeret som følge af implementeringen af IFRS 2 "Aktiebaseret vederlæggelse" pr. 1. januar 2005.
2. Korrigeret for indtægten på DKK 421 mio. fra Merck i 1. kvartal 2004 vedrørende gaboxadol.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Ledelsens beretning

Omsætningen af selskabets nye lægemidler viser fortsat høj vækst samtidig med, at koncernens omkostninger er faldende.

Lundbecks nye og allerede lancerede lægemidler - Cipralex®, Lexapro® og Ebixa® - har i løbet af 1. kvartal vist fortsat høj vækst i omsætningen i samtlige af koncernens tre regioner; Europa, USA og resten af verden. I 1. kvartal 2005 udgjorde omsætningen af Lundbecks nye lægemidler 65% af koncernens samlede omsætning, og selskabet sigter fortsat efter, at cirka 70% af koncernens omsætning i 2005 kommer fra nye og innovative lægemidler.

Fordeling af omsætning (ekskl. betaling fra Merck i 1. kvartal 2004)


100%
80%
60%
40%
20%
0%
3%
1%
18%
78%
2%
6%
39%
53%
3%
11%
54%
32%
1. kvt. 2003
1. kvt. 2004
1. kvt. 2005
Anden omsætning
Ebixa
Cipralex/Lexapro
Ældre lægemidler (inkl. citalopram)

Kvartalets høje overskudsgrad på 28,7% er drevet af en nedgang i koncernens samlede omkostninger på 12% i forhold til 1. kvartal 2004. Den positive udvikling i selskabets omkostninger er blandt andet drevet af ekstraordinære lave omkostninger til forskning og udvikling. Lundbeck forventer et lavere resultat af primær drift i 2. kvartal 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Europa – omsætning af nye lægemidler skaber vækst i regionen

DKKm	1. kvt. 2005	1. kvt. 2004	Vækst	Vækst i lokalvaluta
Cipralex®	429	306	40%	41%
Ebixa®	223	136	64%	64%
Ældre lægemidler*	535	693	-23%	-23%
Omsætning, Europa	1.187	1.135	5%	5%

* Inkl. omsætningen af citalopram

I Europa fortsætter omsætningen af selskabets nye lægemidler med at vokse hastigt. Samlet voksede omsætningen af de to lægemidler med 47% i forhold til samme periode sidste år og med 11% i forhold til 4. kvartal 2004. Væksten i de to lægemidler er nu så høj, at den mere end kompenserer for nedgangen i selskabets omsætning af ældre og ikke patentbeskyttede lægemidler i Europa. Den samlede vækst var i Europa på 5% i forhold til 1. kvartal 2004.

I begyndelsen af 2005 var markedsandelen for Cipralex® på det samlede antidepressiva marked i Europa på 6,9%, hvilket er en stigning i forhold til markedsandelen for samme periode sidste år, der var på 4,2%. Markedsandelen for Cipralex® skal ses i lyset af, at Cipralex® endnu ikke er lanceret på Europas største marked for antidepressiva, Frankrig, hvilket forventes at ske i løbet af 2005.

Memantin (Ebixa®) fortsætter med at være det næstmest udskrevne lægemiddel til behandling af Alzheimers sygdom i Europa – en position, som memantin opnåde ved udgangen af 2004. Markedsandelen er yderligere blevet styrket i begyndelsen af 2005 og udgjorde 17,8% ved udgangen af 1. kvartal 2005 målt i volumen.

Det nye lægemiddel til behandling af Parkinsons sygdom, Azilect®, opnåede den endelige europæiske godkendelse 22. februar 2005, og det forventes fortsat, at Azilect® vil blive lanceret på de første europæiske markeder cirka midt på året. Samtidig forventer selskabet at kunne markedsføre det netop godkendte Serdolect® til behandling af skizofreni på de første europæiske markeder i løbet af 2. halvår 2005. Dermed har Lundbeck markedsført fire nye lægemidler inden for fire forskellige sygdomsområder i løbet af cirka 3 år.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

USA – Lexapro® fortsætter med at vinde markedsandele

DKKm	1. kvt. 2005	1. kvt. 2004	Vækst	Vækst i lokalvaluta
Indtægter fra Lexapro®	663	618	7%	26%
Ældre lægemidler*	57	346	-84%	-87%
Omsætning, USA	720	964	-25%	-15%

* Indtægter fra Celexa®

Lexapro® har i løbet af årets første måneder udbygget sin position på det amerikanske marked, og besad i marts 2005 en markedsandel på 15,6% af det samlede marked for antidepressiva i USA. Lexapro® er i dag det næstmest udskrevne antidepressiva på det amerikanske marked.

Resten af verden (RoW) – god introduktion af Cipralex® og Ebixa® i Canada

DKKm	1. kvt. 2005	1. kvt. 2004	Vækst	Vækst i lokalvaluta
Cipralex®	105	45	132%	134%
Ebixa®	18	6	222%	229%
Ældre lægemidler*	132	269	-51%	-50%
Omsætning, RoW	255	320	-20%	-19%

* Inkl. omsætningen af citalopram

Uden for Europa og USA fortsætter Lundbecks nye lægemidler med at erobre markedsandele på en række markeder. Mange af markederne i resten af verden er mindre i markedsstørrelse, men også på de få store markeder forløber introduktionen af Cipralex® og Ebixa® godt.

Canada er det største enkeltmarked uden for Europa og USA. Ebixa® blev introduceret i Canada i slutningen af december 2004 og har ved udgangen af årets første tre måneder opnået en markedsandel på 2,1% af markedet for lægemidler til behandling af Alzheimers sygdom. Cipralex® blev lanceret på det canadiske marked i februar 2005.

Begivenheder efter periodens afslutning

Den **25. april** offentliggjorde Lundbeck, at CHMP (Committee for Medicinal Products for Human Use, under EMEA) har anbefalet, at

markedsførings-restriktionerne for Serdolect® kan ophæves, og at Serdolect® kan markedsføres i henhold til produktresuméet. Serdolect® er et lægemiddel til behandling af skizofreni, og lægemidlet forventes at blive frit tilgængeligt for normal ordination i Europa og forventes lanceret i de første lande i 2. halvår 2005.

Den **19. april** offentliggjorde Lundbeck, at et hold af franske forskere havde offentliggjort resultaterne fra en "head-to-head" undersøgelse mellem Cipralex®/Lexapro® og citalopram i det anerkendte videnskabelige tidsskrift International Clinical Psychopharmacology. Resultaterne bekræfter, at Cipralex®/Lexapro® er signifikant mere effektiv end citalopram i behandlingen af depression. Der er ikke tidligere lavet undersøgelser af denne art med Cipralex®.

Undersøgelsen viser, at Cipralex® er signifikant mere effektiv end citalopram i behandlingen af depression, og at begge lægemidler er særdeles veltolererede. Undersøgelsen bekræfter de konsistente resultater fra tidligere videnskabelige undersøgelser, der viser at Cipralex® er bedre end citalopram.

På selskabets generalforsamling den **14. april** blev selskabets forslag om annullering af egne aktier vedtaget, hvilket betyder at 7.194.598 stk. aktier vil blive annulleret.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Regnskabsberetning

Regnskabspraksis

Generelt
Lundbeck aflægger årsregnskaber i overensstemmelse med internationale regnskabsstandarder (IFRS) og yderligere danske oplysningskrav for børsnoterede selskaber, jf. de af Københavns Fondsbørs stillede krav til regnskabsaflæggelsen for børsnoterede virksomheder og IFRS-bekendtgørelsen.

Ved regnskabsaflæggelsen følges de IFRS-standarder og -fortolkninger, som er gældende for regnskabsåret 2005.

Delrapporten omfatter alene koncernens tal.

Segmentoplysninger
Selskabet beskæftiger sig udelukkende med forretningssegmentet lægemidler til behandling af sygdomme inden for centralnervesystem-området, og der gives derfor ikke segmentoplysninger i delrapporten.

IFRS-ændringer i 2005

Implementeringen af en række ændringer i de internationale regnskabsstandarder (IFRS) vil fra og med 2005 påvirke koncernens resultat og egenkapital på følgende områder.

Goodwillafskrivninger
Med implementeringen af IFRS 3 "Virksomhedssammenslutninger" ophører muligheden for at afskrive erhvervet goodwill og immaterielle anlægsaktiver med ubestemmelig levetid. Lundbeck har ingen immaterielle anlægsaktiver med ubestemmelig levetid ud over erhvervet goodwill i forbindelse med køb af virksomheder. Goodwill indregnes fra og med 2005 i balancen med en konstant værdi på DKK 883 mio. svarende til anskaffelsessummen med fradrag af akkumulerede afskrivninger pr. 31. december 2004. Idet implementeringen af IFRS 3 sker med fremadrettet virkning, vil der i regnskabet for 2005 ikke ske korrektion af sammenligningstal. I 2004 udgjorde resultatpåvirkningen af goodwillafskrivninger DKK 56 mio.

Som en konsekvens af at afskrivning af goodwill ophører, skal den i balancen indregnede goodwill fra og med 2005 mindst én gang om året testes for værditab (impairmenttest). Viser impairmenttests, at den i balancen indregnede værdi af goodwill overstiger den beregnede

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

nytteværdi, skal der ske nedskrivning. Nedskrivninger skal indregnes i resultatopgørelsen.

Lundbeck har tidligere gennemført årlige impairmenttests af goodwill.

Aktiekursbaserede ordninger
Implementeringen af IFRS 2 "Aktiebaseret vederlæggelse" betyder, at visse af Lundbecks aktiekursbaserede ordninger fra og med 2005 skal markedsværdireguleres. Værdireguleringen skal føres i resultatopgørelsen og som forpligtelse i balancen. Beregningen af forpligtelsen baseres på Black & Scholes-formlen. De ordninger, der er omfattet af de nye regler i IFRS 2, er de aktiekursbaserede ordninger for medarbejdere i udenlandske selskaber (1999- og 2002-ordningerne) samt 2004 SAR-programmet (Stock Appreciation Rights) for medarbejdere i koncernens amerikanske dattervirksomheder.

Tegningsoptionsordningen (2004-ordningen) er ikke omfattet af de nye IFRS-regler, da tegningsoptionerne er optjent før 1. januar 2005.

Da implementeringen af IFRS 2 pr. 1. januar 2005 sker med tilbagevirkende kraft, vil sammenligningstal i 2005 blive korrigeret tilbage til 7. november 2002, der er skæringsdato for, hvilke ordninger der omfattes af standarden.

Nedenstående oversigt viser de kvartalsopdelte korrektioner i 2004 af resultat af primær drift, nettoresultat og egenkapital som følge af implementeringen af IFRS 2.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Korrektion af sammenligningstal 2004 som følge af implementering af IFRS 2 pr. 1. januar 2005 samt minoritetsinteresser

DKK mio.	2004 1. kvt.	2004 2. kvt.	2004 3. kvt.	2004 4. kvt.	2004 helår
Resultateffekt:					
Resultat af primær drift	1.095	577	669	234	2.575
Effekt af IFRS 2	(6)	(5)	(5)	(5)	(21)
Resultat af primær drift (efter IFRS 2)	**1.089**	**572**	**663**	**228**	**2.554**
Periodens resultat	745	383	430	147	1.704
Effekt af IFRS 2 efter skat	(4)	(3)	(4)	(4)	(15)
Periodens resultat (efter IFRS 2)	**741**	**380**	**425**	**143**	**1.689**
EPS - udvandet	3,21	1,68	1,88	0,69	7,46
EPS - udvandet (efter IFRS 2)	3,20	1,65	1,86	0,67	7,39
Egenkapitaleffekt:					
Egenkapital	7.529	7.226	7.557	7.875	
Effekt af IFRS 2	(25)	(28)	(32)	(36)	
Egenkapital (efter IFRS 2)	**7.505**	**7.199**	**7.525**	**7.839**	

Omsætning

Lundbecks omsætning var i 1. kvartal 2005 DKK 2.219 mio. Korrigeret for indtægten på DKK 421 mio. fra Merck i 1. kvartal 2004 vedrørende gaboxadol, faldt omsætningen i 1. kvartal 2005 med 5% opgjort i lokale valutaer mod et fald på 10% i danske kroner.

Lundbecks salg af Cipralex® udgjorde i 1. kvartal DKK 534 mio. mod DKK 352 mio. i samme periode sidste år, hvilket svarer til en stigning på 52% i forhold til 1. kvartal 2004. Stigningen er især drevet af en positiv udvikling på det europæiske marked, hvor salget af Cipralex® udgjorde DKK 429 mio. svarende til en stigning på 40% i forhold til samme periode sidste år. Salget i resten af verden steg 132% til DKK 105 mio.

Lundbecks salg af Ebixa® udgjorde i 1. kvartal DKK 241 mio. mod DKK 141 mio. i samme periode sidste år, hvilket svarer til en stigning på 71%. Salget af Ebixa® i Europa steg 64% til DKK 223 mio. mens salget i resten af verden steg til DKK 18 mio. fra DKK 6 mio. i 1. kvartal 2004.

Lundbecks indtægter fra salg af Lexapro® i USA udgjorde DKK 663 mio. i forhold til DKK 618 mio. i samme periode sidste år, svarende til en stigning på 7%. Forest Laboratories, Inc. opnåede et salg af Lexapro® på USD 399 mio. i 1. kvartal 2005 mod USD 352 mio. i samme periode sidste år.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbecks indtægter fra salg af Celexa® i USA udgjorde DKK 57 mio. mod DKK 346 mio. i samme periode sidste år. Forest opnåede i 1. kvartal 2005 et salg af Celexa® på USD 6 mio. mod USD 246 mio. i 1. kvartal 2004. Den faldende indtægt fra Celexa® skyldes omlægningen til Lexapro® samt lanceringen af generisk citalopram i USA i oktober 2004.

Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger udgjorde ved udgangen af marts 2005 DKK 1.188 mio. mod DKK 1.630 mio. ved udgangen af marts 2004, og DKK 1.040 mio. ved udgangen af 2004.

Salget af antipsykotika og øvrige antidepressiva inklusive citalopram uden for USA udgjorde i 1. kvartal DKK 667 mio. mod DKK 962 mio. i samme periode sidste år.

Lundbecks øvrige omsætning udgjorde i 1. kvartal DKK 57 mio. mod DKK 474 mio. i samme periode sidste år, hvor Lundbeck modtog en betaling på DKK 421 mio. fra Merck.

Lundbecks politik vedrørende valutahedging betyder, at valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af selskabets valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne, hvilket havde en resultateffekt på DKK 34 mio. i 1. kvartal 2005 mod DKK 88 mio. i samme periode sidste år i forhold til at indtægterne var indregnet til periodens aktuelle kurser. Af den totale påvirkning hidrører DKK 37 mio. sikring af USD mod DKK 90 mio. i 1. kvartal 2004. Hedginggevinsten fra sikring af USD er henført til indtægterne fra salget af Celexa® og Lexapro®.

Pr. 31. marts 2005 er der indgået valutatermins- og optionskontrakter til dækning af valutapengestrømme, primært i EUR og USD, der modsvarer en værdi af ca. DKK 3,8 mia., hvoraf DKK 3,7 mia. behandles som hedgingkontrakter og DKK 0,1 mia. som tradingkontrakter. De gennemsnitlige hedgingkurser pr. 31. marts 2005 udgjorde for EUR 744,22 og for USD 593,62. Udskudt resultatføring af valutagevinster, netto, udgjorde DKK 105 mio. pr. 31. marts 2005 mod DKK 67 mio. pr. 31. marts 2004 og DKK 241 mio. pr. 31. december 2004.

Den gennemsnitlige sikringskurs for de første 3 måneder af 2006 vil for USD udgøre ca. 586 med de eksisterende hedgingkontrakter. Den tilsvarende kurs i de første 3 måneder af 2005 udgjorde ca. 593.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Omkostninger
Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i 1. kvartal 2005 DKK 1.582 mio. svarende til et fald på 12% i forhold til samme periode sidste år.

Produktionsomkostningerne faldt med 3% til DKK 412 mio. Det lavere omkostningsniveau afspejler effekten af de gennemførte effektiviseringer af egne produktionsprocesser.

Distributions - og administrationsomkostninger faldt med 15% til DKK 817 mio. Faldet skyldes primært lavere omkostninger i Europa i forhold til samme periode sidste år. Omkostningsniveauet forventes at stige i den resterende del af 2005.

Forsknings- og udviklingsomkostningerne udgjorde DKK 360 mio. mod DKK 416 mio. i samme periode sidste år. Faldet i omkostningerne skyldes primært at Merck i 1. kvartal 2005 har finansieret størstedelen af de tilbageværende aktiviteter omkring færdigudvikling af gaboxadol. Effekten heraf var begrænset i 1. kvartal 2004, hvor aftalen med Merck blev indgået.

Forsknings- og udviklingsomkostningerne udgjorde i 1. kvartal 16% af omsætningen. Korrigeret for indtægten på DKK 421 mio. fra Merck udgjorde forsknings- og udviklingsomkostningerne 17% i samme periode sidste år.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde DKK 131 mio. mod DKK 138 mio. i samme periode sidste år.

Finansielle poster
Samlet havde koncernen ved udgangen af 1. kvartal en finansiel netto-indtægt på DKK 49 mio. mod DKK 16 mio. i samme periode sidste år.

Urealiserede kurstab vedrørende andre kapitalandele eksklusive valutakursreguleringer udgjorde ved udgangen af 1. kvartal 2005 DKK 1 mio. i forhold til DKK 5 mio. i samme periode sidste år.

Nettorenteindtægter udgjorde i perioden DKK 22 mio. mod DKK 17 mio. i samme periode sidste år.

Nettovalutaindtægten, der vedrører finansielle poster, udgjorde DKK 28 mio. mod en indtægt på DKK 4 mio. i samme periode sidste år.

Indtægter og omkostninger vedrørende trading, det vil sige instrumenter, der ikke opfylder betingelserne for hedging, indregnes direkte under finansielle poster til markedsværdi. Ved udgangen af 1. kvartal 2005 udgjorde beløbet en udgift på DKK 8 mio. mod DKK 20 mio. i samme periode sidste år.

Regnskabsmæssige omregninger af valutaposter udgjorde i perioden en indtægt på DKK 36 mio. mod DKK 24 mio. i samme periode sidste år.

Skat

Skatteudgiften i 1. kvartal 2005 udgjorde DKK 233 mio. mod DKK 365 mio. i samme periode sidste år.

Den effektive skatteprocent udgjorde 34% mod 33% i 1. kvartal 2004.

Periodens resultat

Resultat af primær drift udgjorde i 1. kvartal 2005 DKK 637 mio. svarende til et fald på 5% i forhold til samme periode sidste år efter korrektion af indtægten fra Merck på DKK 421 mio.

Resultat før skat udgjorde DKK 684 mio. mod DKK 1.107 mio. i samme periode sidste år. Resultat efter skat og minoritetsinteresser udgjorde DKK 452 mio., svarende til en stigning på 1% i forhold til samme periode sidste år efter korrektion for indtægten fra Merck.

Investeringer

Lundbecks samlede nettoinvesteringer i 1. kvartal udgjorde DKK 48 mio., hvilket er på niveau med samme periode sidste år. Investeringerne i 1. kvartal har primært fundet sted inden for produktions- og forskningsområderne i Valby. Der har endvidere været afholdt investeringer til ombygning og indretning af nye faciliteter til administrative funktioner.

Pengestrømme

Lundbecks pengestrømme fra driftsaktiviteter udgjorde i 1. kvartal DKK 265 mio. mod DKK 755 i samme periode sidste år. Faldet skyldes primært betalingen på DKK 421 mio. fra Merck i 1. kvartal 2004 samt en større pengebinding i driftskapital i 1. kvartal 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Som følge af et lavere likviditetsbidrag fra driften faldt det fri cash flow til DKK 217 mio. i 1. kvartal 2005 fra DKK 705 mio. i samme periode sidste år.

Pengestrømme fra finansieringsaktiviteter udgjorde DKK -488 mio. som følge af aktietilbagekøb for i alt DKK 500 mio. I 1. kvartal er aktiekapitalen udvidet med i alt 139.970 aktier a DKK 5 i forbindelse med medarbejdernes udnyttelse af tegningsoptioner. Det samlede provenu ved kapitaludvidelsen udgjorde DKK 15 mio. I samme periode sidste år udgjorde pengestrømme fra finansieringsaktivitet DKK -105 mio.

I forbindelse med offentliggørelsen af delrapporten for 3. kvartal 2004 igangsatte Lundbeck et nyt aktietilbagekøbsprogram for maksimalt DKK 500 mio. Aktietilbagekøbet fandt sted i 1. kvartal 2005, hvor i alt 4.107.928 stk. aktier blev erhvervet for i alt DKK 500 mio. svarende til en gennemsnitskurs på 121,72

Lundbecks rentebærende nettolikviditet (selskabets beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde ved udgangen af 1. kvartal 2005 DKK 2.126 mio. mod DKK 1.441 mio. ved udgangen af 1. kvartal 2004. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede kreditfaciliteter på DKK 2,7 mia.

Uudnyttede kreditfaciliteter består af trækningsrettigheder på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

Egenkapital

Egenkapitalen udgjorde pr. 31. marts 2005 DKK 7.710 mio. mod DKK 7.505 mio. pr. 31. marts 2004 og DKK 7.839 mio. pr. 31. december 2004.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Udviklingen i egenkapitalen er vist i følgende oversigt:

Udvikling i egenkapitalen	DKK mio.
Egenkapital 31. december 2004	7.875
Effekt af IFRS-ændringer	(36)
Egenkapital 1. januar 2005	7.839
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	15
Tilbagekøb af egne aktier	(500)
Tilgang 2005 - udskudte kurstab på hedgingkontrakter	(22)
Afgang 2005 - realiseret kursgevinst vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen	(114)
Kursregulering, associerede virksomheder	(1)
Skat af periodens egenkapitalposteringer	41
Periodens resultat	452
Egenkapital 31. marts 2005	7.710

Egenkapitalforrentningen udgjorde i årets første 3 måneder 5,9% mod 10,3% i samme periode sidste år.

Incitamentsordninger

Lundbeck koncernen har etableret incitatementsprogrammer for ledende medarbejdere og nøglemedarbejdere, som er omfattet af bestemmelserne i IFRS 2 "Aktiebaseret vederlæggelse".

Egenkapitalafregnede ordninger

Lundbeck koncernen har i januar 2004 tildelt ledelsen og en række nøglemedarbejdere tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af overgangsbestemmelserne i IFRS 2, idet denne ordning er etableret efter 7. november 2002 med retserhvervelsestidspunkt inden 1. januar 2005. I henhold til overgangsbestemmelserne i IFRS 2 er denne ordning ikke omfattet af kravet om omkostningsførelse og vil således ikke påvirke koncernregnskabet.

Forpligtelsen baseret på Black & Scholes formlen var pr. 31. marts 2005 DKK 87 mio.

Gældsordninger

I 1999 introducerede Lundbeck en aktiekursbaseret ordning for medarbejdere i de udenlandske selskaber. Denne ordning er fuldt udnyttet pr. 3. januar 2005 og værdien på i alt DKK 45 mio. er udbetalt til medarbejderne.

I 2002 blev der etableret en tilsvarende aktiekursbaseret ordning for medarbejdere i de udenlandske selskaber samt i 2004 en ny aktiekursbaseret ordning for nøglemedarbejdere i koncernens amerikanske selskaber.

Værdireguleringen pr. 31. marts 2005 af "gældsordninger", herunder udnyttede ordninger, har påvirket resultatopgørelsen med DKK 4 mio. i 1. kvartal 2005. Forpligtelsen for de gældsbaserede aflønningsordninger baseret på Black & Scholes formlen var pr. 31. marts 2005 DKK 14 mio.

Antal medarbejdere

Ved udgangen af 1. kvartal 2005 havde Lundbeck 5.032 fuldtidsansatte medarbejdere, hvilket er 240 færre end ved udgangen af 1. kvartal 2004 og 39 flere end ved udgangen af 2004.

Aktionærer

LFI A/S, som er 100% ejet af Lundbeckfonden, har som den eneste aktionær i Lundbeck offentliggjort, at de ejer mere end 5% af aktiekapitalen.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Fondsbørsmeddelelser 1. januar - 30. marts 2005

Nr.	Dato	Emne
156	25. april 2005	Europæiske myndigheder godkender markedsføring af Serdolect®
155	19. april 2005	"Head-to-head" undersøgelse af Cipralex® og citalopram
154	14. april 2005	H. Lundbeck A/S afholdt ordinær generalforsamling den 14. april 2005 på Radisson SAS, Falconer Center
153	30. marts 2005	Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S
152	30. marts 2005	Lundbecks beholdning af egne aktier
151	30. marts 2005	Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner
150	21. marts 2005	Indkaldelse til ordinær generalforsamling
149	17. marts 2005	Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner
148	9. marts 2005	Årsrapporten 2004
147	22. februar 2005	Azilect® (rasagilin) godkendt i EU
146	6. januar 2005	Finanskalender 2005

Med venlig hilsen
H. Lundbeck A/S

Flemming Lindeløv
Bestyrelsesformand

Claus Bræstrup
Koncernchef, adm. dir.

Udsagnene om fremtiden i denne regnskabsmeddelelse afspejler ledelsens nuværende forventning til visse fremtidige begivenheder og økonomiske resultater. Disse er ifølge sagens natur forbundet med usikkerhed, og de opnåede resultater kan derfor afvige væsentligt fra de anførte forventninger. Endvidere er visse forventninger baseret på formodninger om fremtidige begivenheder, som kan vise sig at være ukorrekte.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Henvendelser fra investorer og presse:

- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 1

HOVED- OG NØGLETAL
1. januar - 31. Marts 2005

Koncern

	2005 1. kvartal DKK mio.	2004 1. kvartal DKK mio. ****	Ændring i %	2005 1. kvartal EUR mio. *
HOVEDTAL				
Nettoomsætning	2.218,5	2.893,4	-23	298,0
Resultat af primær drift	636,8	1.089,3	-42	85,5
Finansielle poster, netto	49,3	16,3	203	6,6
Resultat før skat	684,2	1.106,6	-38	91,9
Skat	232,6	365,3	-36	31,2
Periodens resultat	451,6	741,3	-38	60,7
Egenkapital	7.709,7	7.504,8	3	1.034,9
Aktiver i alt	11.136,9	11.608,8	-4	1.495,0
Cashflow fra drifts- og investeringsaktivitet	216,9	705,2	-69	29,1
**NØGLETAL ** **				
Overskudsgrad (%)	28,7	37,6	-24	28,7
Afkastningsgrad (%)	8,8	15,0	-42	8,8
Forsknings- og udviklingsomkostninger i % af omsætningen	16,2	14,4	13	16,2
Egenkapitalforrentning (%)	5,9	10,3	-43	5,9
Egenkapitalandel (%)	69,2	64,6	7	69,2
AKTIEDATA* **				
Resultat pr. aktie (EPS)	2,03	3,21	-37	0,27
Resultat pr. aktie, udvandet (DEPS)	2,01	3,20	-37	0,27
Cashflow pr. aktie	1,16	3,25	-64	0,16
Indre værdi pr. aktie	34,04	32,09	6	4,57
Markedsværdi (mio.)	32.266	27.044	19	4.331
Price/Earnings	68,68	36,20	90	68,68
Price/Cashflow	119,33	35,65	235	119,33
Kurs/Indre værdi	4,05	3,61	12	4,05

* Resultatopgørelsens poster omregnes til EUR til periodens gennemsnitlige valutakurser (1. januar - 31. marts 2005, kurs 744,43). Balancen er omregnet til statusdagens kurs (31. marts 2005, kurs 744.95).

** Beregningen af nøgletal følger Den Danske Finansanalytikerforenings "Anbefalinger og nøgletal 2005".

*** Sammenligningstal, hvori antal aktier indgår, er korrigeret med en justeringsfaktor på 0,9999 for effekten medarbejders udnyttelse af tegningsoptioner.

**** Sammenligningstal for 2004 er korrigeret som følge af implementeringen af IFRS 2 "Aktiebaseret vederlæggelse" pr. 1. januar 2005 samt minoritetsinteresser.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 2

RESULTATOPGØRELSE
1. januar - 31. marts 2005

Koncern

	2005 3 mdr. DKK mio.	2004 3 mdr. DKK mio.	Ændring i %	2004 Hele året DKK mio.
Nettoomsætning	2.218,5	2.893,4	-23	9.732,9
Produktionsomkostninger	411,8	423,8	-3	1.725,2
Distributionsomkostninger	517,0	623,0	-17	2.301,5
Administrationsomkostninger	300,2	337,8	-11	1.364,3
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**989,5**	**1.508,8**	-34	**4.341,9**
Forsknings- og udviklingsomkostninger	360,3	415,9	-13	1.776,0
RESULTAT FØR ANDRE DRIFTSPOSTER	**629,2**	**1.092,9**	-42	**2.565,9**
Andre driftsindtægter/(-udgifter)	7,6	(3,5)	-	(12,4)
RESULTAT AF PRIMÆR DRIFT	**636,8**	**1.089,4**	-42	**2.553,5**
Resultatandele, associerede virksomheder	(1,9)	0,9	-	(48,2)
Finansielle poster, netto	49,3	16,3	203	15,8
RESULTAT FØR SKAT	**684,2**	**1.106,6**	-38	**2.521,1**
Skat af periodens resultat	232,6	365,3	-36	832,3
PERIODENS RESULTAT	**451,6**	**741,3**	-39	**1.688,8**
Periodens resultat fordelt på:				
Aktionærer i moderselskabet	459,6	743,5	-38	1.708,7
Minoritetsinteresser	(8,0)	(2,2)	264	(19,9)
PERIODENS RESULTAT	**451,6**	**741,3**	-39	**1.688,8**
Resultat pr. aktie (EPS)	2,03	3,21		7,43
Resultat pr. aktie, udvandet (DEPS)	2,01	3,20		7,39

Sammenligningstal for 2004 er korrigeret som følge af implementeringen af IFRS 2 "Aktiebaseret vederlæggelse" pr. 1. januar 2005 samt minoritetsinteresser.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 3

BALANCE
31. Marts 2005
Koncern

AKTIVER	31.03.2005 DKK mio.	31.03.2004 DKK mio.	31.12.2004 DKK mio.
Immaterielle anlægsaktiver	1.635,5	1.825,3	1.671,3
Materielle anlægsaktiver	3.426,1	3.600,4	3.467,3
Finansielle anlægsaktiver	414,1	275,0	395,6
Anlægsaktiver i alt	**5.475,7**	**5.700,7**	**5.534,2**
Varebeholdninger	1.228,0	1.312,6	1.281,6
Tilgodehavender	1.798,5	2.658,3	1.769,6
Andre værdipapirer	2.169,2	580,2	2.360,5
Likvide beholdninger	465,5	1.357,0	541,8
Omsætningsaktiver i alt	**5.661,2**	**5.908,1**	**5.953,5**
Aktiver i alt	**11.136,9**	**11.608,8**	**11.487,7**
PASSIVER			
Selskabskapital	1.169,4	1.168,7	1.168,7
Overkurs ved emission	14,4	0,0	0,0
Overført resultat	6.535,3	6.330,9	6.671,7
Egenkapital i alt excl. minoritetsinteresser	**7.719,1**	**7.499,6**	**7.840,4**
Minoritetsinteresser	(9,4)	5,2	(1,4)
Egenkapital i alt	**7.709,7**	**7.504,8**	**7.839,0**
Hensættelser	**451,0**	**344,5**	**529,4**
Langfristet gæld	**401,1**	**380,7**	**402,7**
Bank- og prioritetsgæld	107,8	115,8	108,8
Leverandørgæld	490,4	397,1	679,2
Forudbetalinger	1.188,1	1.630,2	1.039,8
Anden gæld	788,8	1.235,7	888,8
Kortfristet gæld	**2.575,1**	**3.378,8**	**2.716,6**
Gæld i alt	**2.976,2**	**3.759,5**	**3.119,3**
Passiver i alt	**11.136,9**	**11.608,8**	**11.487,7**

Sammenligningstal for 2004 er korrigeret som følge af implementeringen af IFRS 2 "Aktiebaseret vederlæggelse" pr. 1. januar 2005 samt minoritetsinteresser.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 4

PENGESTRØMSOPGØRELSE
1. januar - 31. Marts 2005

Koncern

	2005 1. kvt. DKK mio.	2004 1. kvt. DKK mio.	2004 Hele året DKK mio.
Pengestrømme fra driftsaktivitet	264,5	754,9	2.677,8
Pengestrømme fra investeringsaktivitet	(47,6)	(49,7)	(243,9)
Pengestrømme fra drifts- og driftsaktivitet	**216,9**	**705,2**	**2.433,9**
Pengestrømme fra finansieringsaktivitet	(487,7)	(105,4)	(863,4)
Ændring i likvider	**(270,8)**	**599,8**	**1.570,5**
Likvider 1.1.	2.902,3	1.333,9	1.333,9
Periodens urealiserede kursreguleringer	3,2	3,5	(2,1)
Årets ændring	(270,8)	599,8	1.570,5
Likvider ultimo perioden	**2.634,7**	**1.937,2**	**2.902,3**

Den rentebærende nettolikviditet kan opgøres således:

Likvide beholdninger og værdipapirer ekskl. egne aktier	2.634,7	1.937,2	2.902,3
Rentebærende gæld	(508,9)	(496,5)	(511,5)
Rentebærende nettolikviditet ultimo perioden	**2.125,8**	**1.440,7**	**2.390,8**